Filing pursuant to Rule 424(b)(5)
Registration Statement No. 333-25643
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 13, 2004)

[REDWOOD LOGO]

Redwood Trust, Inc.

1,000,000 Shares

Common Stock

      We are offering 1,000,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “RWT.” On September 20, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $58.60 per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page S-7.

	Per Share	Total

Public offering price	$58.600	$58,600,000
Underwriting discounts and commissions	$ 2.344	$2,344,000
Proceeds, before expenses, to us	$56.256	$56,256,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters the right to purchase up to an additional 150,000 shares of our common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about September 24, 2004.

JMP Securities	Jefferies & Company, Inc.

Prospectus Supplement dated September 21, 2004

        You should rely on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. Neither the delivery of this prospectus supplement and the accompanying prospectus nor the sale of any shares of our common stock means that information contained in this prospectus supplement is correct after the date of this prospectus supplement. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. In this prospectus supplement and the accompanying prospectus, the “Company,” “Redwood,” “Redwood Trust,” “we,” “us,” and “our” refer to Redwood Trust, Inc. and its subsidiaries.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

FORWARD-LOOKING STATEMENTS AND NOTICE ABOUT INFORMATION PRESENTED

        This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in this prospectus supplement under the caption “Risk Factors.”

        Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, or SEC, including Forms 10-Q and 10-K.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events mentioned, discussed in, or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

        This prospectus supplement contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including in each case the documents incorporated by reference. You should pay particular attention to the section entitled “Risk Factors” beginning on page S-7 and our consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

The Company

        Redwood Trust is a financial institution located in Mill Valley, California. We invest in, credit-enhance, and securitize residential and commercial real estate loans and securities. Our primary focus is investing in real estate loans by acquiring and owning securities backed by high-quality real estate loans, particularly jumbo residential loans, that have features such as low loan-to-value ratios, borrowers with strong credit histories, and other indications of quality relative to the range of loans within U.S. real estate markets as a whole.

        We are taxed under the Internal Revenue Code of 1986, as amended, or the Code, as a real estate investment trust, or REIT. As such, we are not required to pay corporate income taxes on the REIT taxable income that we distribute to stockholders as dividends. We pay corporate income taxes on REIT taxable income that we retain (i.e., that portion of our REIT taxable income that we do not distribute as dividends), which is limited to 10% of REIT taxable income, and we also pay corporate income taxes on income we earn in our taxable (i.e., non-REIT) subsidiaries.

        Our GAAP consolidated balance sheet reflects five types of earning assets: residential real estate loans; home equity lines of credit; residential real estate loan credit-enhancement securities; commercial real estate loans; and a securities portfolio consisting of diverse residential and commercial real estate securities, primarily investment-grade and BB rated. Each of these portfolios is a component of our single business of investing in real estate loans and securities. Our current intention is to focus on investing in and managing assets in these five portfolios. We manage our real estate loan investments as a single business, with common staff and management, common financing relationships and flexible capital allocations.

        Our “permanent investment portfolio” consists of securities we have acquired and intend to hold in portfolio for the long term to earn interest income. These securities represent securitized ownership interests in pools of real estate loans and securities. We acquire our permanent investment portfolio assets from securitizations sponsored by others and also from securitizations we have sponsored. We generally do not borrow against or leverage this portfolio and we generally fund the acquisition of and hold these securities solely with our equity. The majority of our earnings and cash flows consist of interest income and capital gains generated from our permanent investment portfolio.

        We generally use the remainder of our balance sheet to support our securitization activities. We acquire and accumulate real estate loans and securities for sale (usually within a few weeks or months) to a legally independent and bankruptcy-remote trust that securitizes these loans or re-securitizes these securities. While we are holding assets temporarily prior to securitization, we typically utilize collateralized short-term debt to fund the acquisition of the bulk of these assets. Our holding period for these assets typically ranges from one week to five months, depending on asset type and the frequency of the securitizations we sponsor. We sell these assets to a securitization trust that issues (sells) various securities (asset-backed securities or ABS) backed by the assets of the trust. The trust pays us for the assets it purchases from us using the funds it raises from the sale of ABS. We then use the asset sale proceeds we receive from the securitization trust to repay the short-term debt we used to finance the acquisition of these assets. Most of the residential real estate loan securitizations we sponsor are a part of our “Sequoia” securitization program and most of the re-securitizations of residential and commercial real estate securities we sponsor are a part of our “Acacia” securitization program.

        We often acquire for our permanent investment portfolio a small portion of the ABS issued by the Sequoia securitization and Acacia re-securitization entities we sponsor. Generally, we acquire the securities that have the most concentrated credit and/or prepayment risk (and/or interest rate, if any) with respect to the underlying loans or securities. Our goal for our securitization programs is to create attractive assets, particularly with respect to asset quality, that we can acquire for our permanent investment portfolio. In addition, we seek to make an economic profit with each securitization. A securitization is profitable when the cash received by us from a trust (which equals the market value of the ABS sold by the trust less securitization expenses) exceeds our cost of acquiring the assets that we sold to the trust.

        The bulk of our permanent investment portfolio consists of securities created from pools of high-quality residential real estate loans. These include securities with concentrated credit risk (credit-enhancement securities, or CES) or concentrated loan prepayment risk (interest-only securities, or IOS). We acquire the bulk of our residential loan CES from securitizations sponsored by others, while we acquired the bulk of our IOS from the Sequoia securitizations we have sponsored. In our permanent investment portfolio, we also own ABS issued from re-securitizations of diverse pools of residential and commercial real estate loan securities. These re-securitizations are typically referred to as collateralized debt obligations, or CDOs. The CDO securities we acquire and own are “equity”, “preference share”, and “non-investment grade” securities. Collectively, we refer to these as “CDO equity securities.” The bulk of the CDO equity securities in our permanent investment portfolio was acquired from the Acacia CDO re-securitizations we have sponsored. These CDO equity securities generally have concentrated credit risk (as well as some prepayment, interest rate, and other risks) with respect to the underlying pool of diverse real estate securities. In addition to residential and CDO securities, a small but growing component of our permanent investment portfolio consists of commercial real estate assets such as commercial real estate CES, mezzanine commercial loans, junior commercial loan participations, corporate REIT debt and commercial real estate CDO equity securities.

        As a result of the form of securitization we have chosen to utilize for most of the securitizations we sponsor, we consolidate and report all of the assets of the securitization trusts we have sponsored as assets on our GAAP consolidated balance sheet, and we consolidate and report all of the ABS issued by those trusts and held by unrelated third parties as liabilities on our GAAP consolidated balance sheet. The ABS we acquire for our permanent investment portfolio from securitizations we sponsor are not shown as specific assets on our GAAP consolidated balance sheet, but rather are represented by the excess of the securitized pool of assets over liabilities that have been consolidated from the securitization trusts we have sponsored. As a result of this GAAP treatment, in a securitization transaction, no gain on sale is recognized for GAAP purposes even if a securitization is economically profitable. Instead, any economic gain from a securitization is implicitly recognized as a lower net basis of consolidated assets and liabilities. The profits in a securitization are thus recognized over time as part of our GAAP income rather than as a one-time gain-on-sale event.

        We have benefited from a very attractive operating environment during the last few years, with excellent credit results, favorable prepayment patterns, low prices for asset acquisitions, relatively subdued competition, and a good supply of assets available for acquisition. These environmental factors have contributed to our increase in earnings and dividends per share over the last few years, and have allowed us to report record earnings per share (as measured before mark-to-market income and expense) in the first half of 2004 as well as very high return on equity, or ROE, results. However, these environmental factors are generally now less favorable. Furthermore, our highest yielding assets (acquired under more favorable conditions) are paying down or being called. As a result, we believe our earnings per share (as measured before mark-to-market income and expense), as well as our ROE (as measured in the same way), may have reached a peak for this cycle in the first half of 2004. Even if relatively high earnings per share results should continue for a few more quarters, we expect we will most likely report some negative earnings comparisons (current quarter as compared to the same quarter the year before) during 2005. We believe these cautionary statements are also applicable to reported GAAP earnings per share results (including mark-to-market income and expenses), although these results are more variable and less predictable. We expect to continue to report generally favorable results on an absolute basis. However, the results we report could suffer somewhat on a relative basis.

        Redwood Trust was incorporated under the laws of the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our executive offices are located at One Belvedere Place, Suite 300, Mill Valley, California, 94941 and the telephone number is (415) 389-7373.

        On September 20, 2004, we had 21,996,986 outstanding shares of common stock, listed on The New York Stock Exchange under the symbol “RWT.”

        For more information about us, please visit our website at www.redwoodtrust.com. We make available free of charge on our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K (if applicable), amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, and certain supplemental financial data as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

None of the information on our website and on websites linked to it is part of this prospectus supplement or the accompanying prospectus, except to the extent specifically incorporated herein.

Recent Developments

        From July 1, 2004 to September 20, 2004, we completed the acquisition for our permanent investment portfolio of $43 million of real estate securities from securitizations sponsored by others. We also committed to acquire an additional $9 million of these securities for settlement after September 20, 2004. These acquisitions (completed and committed) include $45 million of residential CES, $1 million of residential IOS, and $6 million of commercial CES. We did not acquire any additional CDO equity securities from Acacia or other CDOs during this period. Permanent investments completed or committed in the period from July 1, 2004 through September 20, 2004 (including securities purchased from Sequoia and Acacia transactions) had a $69 million book value at September 20, 2004.

        As part of our Sequoia residential loan securitization program, we completed the acquisition of $2.2 billion of high-quality, adjustable-rate real estate loans from July 1, 2004 through September 20, 2004. We also committed to acquire an additional $700 million of loans for settlement after September 20, 2004. We sold $1.9 billion of these loans, in addition to most of the unsecuritized loans reported on our June 30, 2004 GAAP consolidated balance sheet, to Sequoia Mortgage Trust 2004-7 and Sequoia Mortgage Trust 2004-8. Sequoia Mortgage Trust 2004-7 issued $1.1 billion of asset-backed securities for settlement in July 2004. Sequoia Mortgage Trust 2004-8 issued $800 million of asset-backed securities for settlement in August 2004. We anticipate that Sequoia Mortgage Trust 2004-9 will issue asset-backed securities by the end of the third quarter of 2004. We acquired a small portion of Sequoia Mortgage Trust 2004-7 and Sequoia Mortgage Trust 2004-8 securities (the CES in addition to a small portion of the IOS) with a total market value of approximately $4 million for our permanent investment portfolio. These Sequoia trusts sold the balance of the ABS they created into the capital markets. Most of the premium risk (pre-payment risk) associated with the purchase of the underlying adjustable-rate loans at prices in excess of par (or principal) value was sold to the capital markets in the form of premium priced pass-through ABS or IOS. Consistent with the trend towards more competition in the securitization business, profits for these transactions were generally lower for us than earlier in the year and in prior years. All of Sequoia Mortgage Trust 2004-7’s and Sequoia Mortgage Trust 2004-8’s assets and their related asset-backed securities obligations will be consolidated on our GAAP consolidated balance sheet, as will those of Sequoia Mortgage Trust 2004-9 upon the settlement of that anticipated securitization transaction.

        As part of our Acacia real estate securities re-securitization program, we completed the acquisition of $130 million in market value of diverse real estate securities from July 1, 2004 through September 20, 2004. During this period, we also committed to acquire $18 million of these securities for settlement after September 20, 2004. We sold a portion of these securities, in addition to most of the collateral securities that we accumulated and held for the Acacia program and that were included on our June 30, 2004 GAAP consolidated balance sheet, to Acacia CDO 5, Ltd. Acacia 5 issued $300 million in principal value of asset-backed securities. We acquired the Acacia 5 CDO equity securities at a cost of approximately $4 million. The CDO equity securities are the functional equivalent of the combination of CES and IOS for this securitization. All of the assets and asset-backed securities obligations of Acacia 5 will be consolidated on our GAAP consolidated balance sheet.

        From July 1, 2004 through September 20, 2004, residential loan CES with a principal value of $36 million were called.

        For July and August 2004, delinquencies and credit losses remained low for the residential CES that we own in our permanent investment portfolio (including CES acquired from Sequoia and from securitizations sponsored by others).

        For July and August 2004, the annualized average prepayment rate was 20% to 25% per year (“conditional prepayment rate” or CPR) for the adjustable rate mortgage, or ARM, loans underlying the Sequoia transactions from which we have acquired a majority of the IOS for our permanent portfolio. This is faster than the 10% to 20% CPR that generally occurred during the last few years, but is slower than our long-term assumption of 25% CPR we generally make when we acquire IOS from Sequoia. Slower prepayment rates on the underlying ARM loans generally improve our economic returns from these IOS.

        In August 2004, we declared a regular dividend of $0.67 per share for the third quarter, payable on October 21, 2004 to stockholders of record on September 30, 2004.

The Offering(1)

Common stock offered	1,000,000 shares

Common stock outstanding after this offering(2)	22,996,986 shares

Use of proceeds	We intend to use the net proceeds of this offering (i) to purchase new real estate assets for our permanent investment portfolio, (ii) to support our securitization activities and (iii) for general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange trading symbol	RWT

(1)	Does not include up to 150,000 shares of our common stock that may be issued in connection with the underwriters’ over-allotment option.

(2)	Based on shares of common stock outstanding as of September 20, 2004.

Summary of Selected Financial Data

(in thousands except share data)

        The summary information presented below at or for each of the periods presented is derived in part from the consolidated financial statements of Redwood Trust, Inc. The information presented as of or for the six months ended June 30, 2004 is unaudited; however, in the opinion of management, the information contains all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results for this period. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the full year ending December 31, 2004. The following information is only a summary and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

        Our GAAP earnings (as calculated in accordance with generally accepted accounting principles) totaled approximately $132 million, or $7.09 per share, for 2003, as compared to approximately $54 million, or $3.44 per share, for 2002, and approximately $30 million, or $2.88 per share, for 2001. Our GAAP earnings totaled approximately $106 million, or $5.08 per share, for the first six months of 2004, as compared to approximately $37 million, or $2.09 per share, for the first six months of 2003. Our 2003 and year-to-date 2004 results were driven by the quality of our existing real estate investments, a favorable operating environment, excellent credit results, favorable prepayment patterns, increased capital efficiencies, and income generated from discount residential CES securities that were called during 2003 and 2004 at full par value.

	As of or for the			As of or for the
	years ended December 31,			six months ended June 30,

	2003	2002	2001	2004	2003

				(Unaudited)
Statement of Income Data:
Interest income	$330,976	$163,216	$144,539	$262,816	$132,551
Interest expense	(202,861)	(91,705)	(98,069)	(169,936)	(78,735)

Net interest income	128,115	71,511	46,470	92,880	53,816
Operating expenses	(36,895)	(20,005)	(12,747)	(18,487)	(17,075)
Net recognized gains and valuation adjustments	46,676	5,111	1,532	29,695	3,859
Provision for income taxes	(5,502)	—	—	1,791	(2,775)
Dividends on Class B preferred stock	(681)	(2,724)	(2,724)	—	(681)

Net income before change in accounting principle	131,713	53,893	32,531	105,879	37,144
Cumulative effect of adopting EITF 99-20	—	—	(2,368)	—	—

Net income available to common stockholders	$131,713	$53,893	$30,163	$105,879	$37,144
Average common shares — basic	17,759,346	15,177,449	10,163,581	20,028,267	17,036,286
Net income per share — basic	$7.42	$3.55	$2.97	$5.29	$2.18

Average common shares — diluted	18,586,649	15,658,623	10,474,764	20,855,647	17,730,304
Net income per share — diluted	$7.09	$3.44	$2.88	$5.08	$2.09

Dividends declared per Class B preferred share	$0.755	$3.020	$3.020	$—	$0.755
Regular dividends declared per common share	2.600	2.510	2.220	1.340	1.300
Special dividends declared per common share	4.750	0.375	0.330	0.500	—

Total dividends declared per common share	$7.350	$2.885	$2.550	$1.840	$1.300

	As of or for the			As of or for the
	years ended December 31,			six months ended June 30,

	2003	2002	2001	2004	2003

				(Unaudited)
Balance Sheet Data: end of period
Earning assets	$17,543,487	$6,971,794	$2,409,271	$21,852,110	$10,307,469
Total assets	17,626,770	7,007,772	2,435,644	21,962,372	10,356,052
Short-term debt	236,437	99,714	796,811	269,884	217,684
Asset-backed securities	16,782,586	6,397,020	1,313,715	20,870,202	9,542,631
Total liabilities	17,073,442	6,534,739	2,127,871	21,204,432	9,808,876
Total stockholders’ equity	$553,328	$473,033	$307,773	$757,940	$547,176
Number of Class B preferred shares outstanding	—	902,068	902,068	—	—
Number of common shares outstanding	19,062,983	16,277,285	12,661,749	21,510,801	17,820,856
Book value per common share	$29.03	$27.43	$22.21	$35.24	$30.70
Other Data:
Average assets	$11,058,272	$4,039,652	$2,223,280	$19,498,166	$7,961,868
Average debt and asset-backed securities	10,489,614	3,616,506	1,945,820	18,818,749	7,601,393
Average reported total equity	$526,808	$402,986	$254,021	$624,129	$497,275
GAAP earnings/average reported common equity	25.3%	14.3%	13.3%	33.9%	15.3%

RISK FACTORS

        You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase shares of our common stock.

        The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed below could be material to our results.

        We can provide no assurances with respect to projections or forward-looking statements made by us or by others with respect to our future results. Any one of the risk factors listed below, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these risk factors, to project which risk factors will be most important in determining our results, or to project what our future results will be.

Risks Related To Our Business

The securities we own expose us to concentrated risks and thus are likely to lead to variable returns.

        Our permanent investment portfolio produces the bulk of our profits. It consists of securities we have acquired from securitizations sponsored by us and by others. We generally fund our acquisitions for our permanent investment portfolio using our equity capital. Since we are not using financial leverage, or debt, to seek to increase our returns from these securities, we only acquire securities that we believe can earn a high enough yield to enable us to provide our stockholders with an attractive equity rate of return. In general, we expect to earn an internal rate of return, or IRR, of cash flows from each of our permanent investment portfolio assets that equals or exceeds 14% on a pre-tax and pre-overhead basis. In order to earn this rate of return on an unleveraged basis, we generally acquire the most risky securities from any securitization. Most securitizations of residential and commercial real estate loans concentrate almost all the credit risk of all the securitized assets into one or more CES or CDO equity securities. To the extent that there is significant prepayment risk or interest rate risk internal to these securitization structures, those risks are generally concentrated in one or more securities. Each of the securities we own employs a high degree of internal structural leverage and concentrates its risks into a few securities that we acquire. No amount of risk management or mitigation can change the variable nature of the cash flows, market values, and financial results generated by concentrated risks in our investments backed by real estate loans and securities, which, in turn, can result in variable returns to us and our stockholders.

Residential real estate loan delinquencies, defaults, and credit losses could reduce our earnings, dividends, cash flows and access to liquidity.

        We assume credit risk with respect to residential real estate loans primarily through the ownership of residential CES and similarly structured securities acquired from securitizations sponsored by others and from Sequoia securitizations sponsored by us. These securities have below investment-grade credit ratings due to their high degree of credit risk with respect to the residential real estate loans within the securitizations that issued these securities. Credit losses from any of the loans in the securitized loan pools reduce the principal value of and economic returns from residential CES.

        Credit losses could also reduce our ability to sponsor new securitizations of residential loans. We generally expect to increase our portfolio of residential CES and our credit exposure to the residential real estate loan pools that underlie these securities.

        In addition to residential CES, Acacia entities own investment-grade securities (typically rated AAA through BBB, and in a fourth-loss position or better, or otherwise effectively more senior in the credit structure as compared to a residential CES or equivalent held by us) issued by residential securitization entities that were not sponsored by us. Generally, we do not control or influence the underwriting, servicing, management or loss mitigation efforts with respect to these assets. Many of the investment-grade securities Acacia owns are backed by sub-prime loans that have substantially higher risk characteristics than prime-quality loans. These lower-quality loans can be expected to have higher rates of delinquency and loss, and losses to Acacia (and thus Redwood) could occur. Most of Acacia’s securities are reported as part of our consolidated securities portfolio on our GAAP consolidated balance sheet. Acacia has also acquired investment-grade residential loan securities from the Sequoia securitization trusts we have sponsored. The probability of incurring a credit loss on investment-grade securities is less than the probability of loss from residential CES, as cumulative credit losses within a pool of securitized loans would have to exceed the principal value of the CES (and exhaust any other credit protections) before losses would be allocated to the investment grade securities. If the pools of residential loans underlying these securities were to experience poor credit results, however, these investment-grade securities could have their credit ratings down-graded, could suffer losses in market value, or could experience principal losses. If any of these events occurs, it would likely reduce our returns from the Acacia CDO equity securities we have acquired and may reduce our ability to sponsor Acacia transactions in the future.

        Credit losses on residential real estate loans can occur for many reasons, including: poor origination practices; fraud; faulty appraisals; documentation errors; poor underwriting; legal errors; poor servicing practices; weak economic conditions; decline in the value of homes; special hazards; earthquakes and other natural events; over-leveraging of the borrower; changes in legal protections for lenders; reduction in personal incomes; job loss; and personal events such as divorce or health problems. In addition, if the U.S. economy or the housing market weakens, our credit losses could be increased beyond levels that we have anticipated. The interest rate is adjustable for the bulk of the loans securitized by securitization trusts sponsored by us and for a portion of the loans underlying residential CES we have acquired from securitizations sponsored by others. Accordingly, when short-term interest rates rise, required monthly payments from homeowners will rise under the terms of these adjustable-rate mortgages, and this may increase borrowers’ delinquencies and defaults. If we incur increased credit losses, our taxable income would be reduced, our GAAP earnings might be reduced, and our cash flows, asset market values, access to short-term borrowings (typically used to acquire assets for securitization), and our ability to securitize assets might be harmed. The amount of capital and cash reserves that we hold to help us manage credit and other risks may prove to be insufficient to protect us from earnings volatility, dividend cuts, liquidity issues and solvency issues.

        Although we do not normally do so, from time to time we may pledge residential CES owned by us as collateral for borrowings. A deterioration of credit results in the loans that underlie these securities may harm the terms or availability of these borrowings and, thus, our liquidity.

Changes in prepayment rates of residential real estate loans could reduce our earnings, dividends, cash flows and access to liquidity.

        The economic returns we expect to earn from most of the residential real estate securities we (or Sequoia or Acacia) own are affected by the rate of prepayment of the underlying residential real estate loans. Adverse changes in the rate of prepayment could reduce our earnings and dividends. They could delay cash payments or reduce the total of cash payments we would otherwise eventually receive. Adverse changes in cash flows would likely reduce an affected asset’s market value, which would likely reduce our access to liquidity if we borrowed against that asset and may cause a market value write-down for GAAP purposes, which would reduce our reported earnings. Prepayment rates are not predictable, nor do they change in a predictable manner as a function of interest rate changes. Prepayment rates can change rapidly. The sensitivity of our results and operations to changes in residential loan prepayment rates has increased in recent years, and the present value of the cash flows we expect to earn from our assets can be affected as much by adverse prepayment scenarios as by adverse credit loss scenarios.

        Given our current asset base, we believe a sustained increase in prepayment rates for ARMs could harm our results. In our permanent investment portfolio, we own IOS acquired from many of the Sequoia securitizations of adjustable-rate one- and six-month LIBOR-indexed residential real estate loans that we have sponsored. (These ARMs are consolidated for GAAP purposes and appear on our GAAP consolidated balance sheet as loans. Since all the assets and liabilities of these trusts are consolidated on our GAAP consolidated balance sheet, these IOS are not shown there.) IOS do not have a principal balance and do not receive principal payments. They do receive interest payments, generally calculated based on a “notional” balance of principal. Typically, the notional balance of principal for the IOS declines as the amount of loans in the securitization declines (although not always in a linear fashion). Therefore, faster prepayments lead to a lower amount of cumulative interest payments (and lower — potentially negative — economic returns) for the owner of the IOS. Total cash returned to an IOS owner could be less than the amount paid for the IOS if prepayments accelerate rapidly. There are many factors that affect prepayment rates on ARMs. One important factor is the relationship between short-term interest rates and long-term interest rates. When short-term interest rates are slightly less than, equal to, or greater than long-term interest rates (i.e., the yield curve is flat or inverted), prepayment rates on ARMs often increase as borrowers refinance into fixed rate or hybrid rate (a fixed rate period followed by an adjustable rate period) loans. For this and other reasons, prepayment rates on ARMs backing the securities in our portfolio have increased recently, from the 10% to 15% per year range to the 20% to 25% per year range. In general, for our internal economic analysis, we assume ARM loans will prepay at a rate of 25% per year over the life of a pool of loans. If the ARMs underlying our IOS prepay at a rate faster than 25% per year on a sustained basis, our economic returns will be lower than we have assumed. A sustained acceleration of ARM prepayments would likely increase our returns from the residential CES we own that are backed by adjustable-rate loans. However, this increase of returns would only partially offset the negative effect such an acceleration would have on our residential IOS. Furthermore, the timing of the recognition of these off-setting returns would likely not match, as residential CES are longer-lived securities and the recognition of economic gains from faster ARM prepayments would occur at a subsequent point in time.

        Changes in prepayment rates for fixed-rate and hybrid-rate loans affect our earnings, dividends, cash flows and liquidity, although to a lesser degree than do ARM prepayments (given our current asset base). A slower rate of prepayment for fixed and hybrid loans would reduce the returns we earn from residential CES backed by these types of loans. We acquire residential CES at a discount to par (principal) value. For this reason, our economic returns are enhanced when we receive a return of the principal value of a CES earlier rather than later. Slowing prepayment rates delay our principal payments and, thus, reduce our economic returns. Prepayment rates on fixed and hybrid loans have slowed recently, in part because long-term interest rates have risen. When longer-term interest rates rise, fewer borrowers with fixed and hybrid loans refinance and thus prepayment rates are reduced.

        Changes in residential loan prepayment patterns can affect us in a variety of other ways that can be complex and difficult to predict. In addition, our exposure to prepayment changes over time. We generally do not believe that we can predict prepayment rate changes. As a result, changes in prepayment rates will likely cause volatility in our financial results in ways that are not necessarily obvious or predictable and that may harm our results from operations.

Our loss exposure on residential credit-enhancement securities is large relative to our equity capital base.

        The credit performance of residential loans underlying residential CES directly affects our results for the CES securities we own in our permanent investment portfolio, and indirectly affects our results for CES owned by Acacia securitization entities from which we have acquired CDO equity ABS (consisting of “equity,” “preference share,” “non-investment grade” and similar concentrated credit risk securities) for our permanent investment portfolio. The total amount of residential real estate loans underlying residential CES owned in our permanent investment portfolio was $97 billion at June 30, 2004. This was a large amount of potential credit risk relative to our equity capital base of $758 million at June 30, 2004. Our total potential credit loss from the underlying residential real estate loans is limited to our total investment in residential CES and Acacia CDO equity securities. This total potential loss, however, is large relative to our equity capital base and, if realized, would harm our results from operations.

The timing of credit losses can harm our economic returns.

        The timing of credit losses can be a material factor in our economic returns from residential CES. If losses occur quickly, in the first few years after a securitization is completed, they will have a larger negative impact on our returns. In addition, larger levels of delinquencies and cumulative credit losses within a securitized loan pool can delay our receipt of the principal and interest that is due to us. This would lower our economic returns.

Our efforts to manage credit risk may not be successful in limiting delinquencies and defaults in underlying loans or losses on our investments.

        Despite our efforts to manage credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that our quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults and losses. Our underwriting reviews may not be effective. The securitizations we have invested in may not receive funds that we believe are due from mortgage insurance companies. Loan servicing companies may not cooperate with our loss mitigation efforts, or such efforts may otherwise be ineffective. Various service providers to securitizations, such as trustees, bond insurance providers, and custodians, may not perform in a manner that promotes our interests. The value of the homes collateralizing residential loans may decline. The frequency of default, and the loss severity on loans upon default, may be greater than we anticipated. Interest-only loans, negative amortization loans, adjustable-rate loans, loans with balances over $1 million, reduced documentation loans, sub-prime loans, home equity lines of credit, or HELOCs, second lien loans, and loans that are partially collateralized by non-real estate assets may have special risks. If loans become “real estate owned,” or REO, servicing companies will have to manage these properties and may not be able to sell them. Changes in consumer behavior, bankruptcy laws, and other laws may exacerbate loan losses. In some states and circumstances, the securitizations in which we invest have recourse against the borrower’s other assets and income in the event of loan default; however, in most cases, the value of the underlying property will be the sole source of funds for any recoveries. Expanded loss mitigation efforts in the event that defaults increase could increase our operating costs.

Our business may be significantly harmed by a slowdown in the economy of California.

        As of June 30, 2004, nearly half of the residential real estate loans that underlie the residential CES we owned were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, could decrease the value of residential properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on real estate loans underlying our residential CES portfolio. This could adversely affect our credit loss experience and other aspects of our business, including our ability to securitize real estate loans. As of June 30, 2004, approximately 72% of our commercial real estate loans and approximately one-quarter of the loans underlying investment-grade residential securities owned by Acacia were also secured by properties located in California.

New assets we acquire may not generate yields as attractive as yields on our current assets, resulting in a decline in our earnings per share over time.

        We receive monthly payments from most of our assets, consisting of principal and interest. In addition, each month some of our residential CES are called (effectively sold). Calls reduce the size of our current portfolio and generate cash for us. We also sell assets from time to time as part of our portfolio management and capital recycling strategies. In order to maintain our portfolio size and our earnings, we need to reinvest a portion of the cash flows we receive from principal, interest, calls and sales into new earning assets.

        We believe the assets we are acquiring today are unlikely to generate economic returns or GAAP yields at the same levels as our current assets have done. Our permanent investment portfolio assets are currently generating attractive yields. We acquired most of these assets in a period of reduced competition and lower asset prices relative to market conditions today. In addition, business conditions have been generally attractive over the last few years, with favorable credit, prepayment and interest rate trends. As a result, our cash flows and the timing of cash flows we have received from our current assets have been more favorable than we initially expected. Under the effective yield method of accounting that we use for GAAP accounting purposes for most of our assets, we generally recognize yields on assets based in part on our initial assumptions. A portion of the cash flows we receive that exceeds our initial assumptions reduces our basis in these assets. As a result of these various factors, our basis for GAAP purposes for many of our current assets is lower than their current market values. Assets with a lower GAAP basis generate higher GAAP yields, yields that are not necessarily available on newly acquired assets. Business conditions, including credit results, prepayment patterns and interest rate trends in the future are unlikely to be as favorable as they have been for the last few years. As a result, the new assets we acquire at current market values are unlikely to generate GAAP yields or economic returns as attractive as our current assets. A reduction in the supply of newly originated real estate loans resulting from higher interest rates and increased competition from banks, hedge funds and others, could further exacerbate this situation.

        If the assets we acquire today earn lower GAAP yields than the assets we currently own, our reported earnings per share will likely decline over time as the older assets pay down, are called or are sold.

Our securitization operations expose us to liquidity, market value, and execution risks.

        In order to continue our securitization operations, we require access to short-term debt. In times of market dislocation, this type of short-term debt might become unavailable from time to time. We use the assets we buy to collateralize the debt. The debt is recourse to us, and if the market value of the collateral declines we need to use our liquidity to increase the amount of collateral pledged to secure the debt or to reduce the debt amount. Our goal is to sell these assets to a securitization trust; however, if our ability to sponsor a securitization is disrupted, we may need to sell these assets (most likely at a loss) into the secondary mortgage or securities markets, or we would need to extend the term of the short-term debt used to fund these assets.

When we acquire assets for a securitization, we make assumptions about the proceeds that will be generated from the securitization of these assets. Widening ABS spreads, rising ABS yields, incorrect estimation of rating agency securitization requirements, poor hedging results, and other factors could result in a securitization execution that provides a lower amount of proceeds than initially assumed. This could result in a loss to us for tax purposes or reduced on-going earnings for GAAP purposes.

        Our short-term borrowing arrangements used to support our securitization operations subject us to debt covenants. While these covenants have not meaningfully restricted our operations to date, as a practical matter, they could be restrictive or harmful to us and our stockholders’ interests in the future. In the event we violate debt covenants, we may incur expenses, losses or a reduced ability to access debt.

        Our payment of commitment fees and other expenses to secure borrowing lines may not protect us from liquidity issues or losses. Variations in lenders’ ability to access funds, lender confidence in us, lender collateral requirements, available borrowing rates, the acceptability and market values of our collateral, and other factors could force us to utilize our liquidity reserves or to sell assets, and, thus, affect our liquidity, financial soundness and earnings. We may initiate a collateralized commercial paper program to supplement the current short-term debt arrangements we use for our securitization program, and this could expose us to new risks and expenses.

Our earnings and ability to continue to grow may be harmed by a reduction in securitization and volume resulting from increased competition or other industry trends.

        A reduction in securitization volume or profitability, caused by increased competition, reduced asset supply, market fluctuations, ABS spread widening, poor hedging results or other factors, could have a material adverse impact on our taxable income and also on our GAAP income. Competition in the business of sponsoring securitizations of the type we focus on is increasing as Wall Street broker-dealers, mortgage REITs, investment management companies, and other financial institutions expand their activities or enter this field. In general, this has reduced our securitization margins as we have had to pay a higher price for securitizable assets relative to the proceeds available from securitization.

        Market dislocations resulting in failed or disadvantageous securitizations or asset sales could have also a material liquidity effect on us and reduce our profitability. For example, if the securitization market were to experience a long-term disruption due to an adverse court decision or bankruptcy law change relating to the bankruptcy-remote structures of the securitizations, our ability to issue securitizations may be impaired or eliminated for a protracted period or permanently. In such event, our earnings and ability to grow would likely be harmed.

We assume credit risk in our investments in commercial real estate securities and loans that may be greater than the risk in our investments in residential real estate assets.

        The commercial real estate assets in which we have a direct or indirect interest may have higher degrees of credit and other risks than do residential real estate assets, including various environmental and legal risks. The net operating income and market values of commercial real estate properties may vary with economic cycles and as a result of other factors, so that debt service coverage is unstable. The value of the property may not protect the value of the loan if there is a default. Each commercial real estate loan is at risk for local and regional factors. Many commercial real estate loans are not fully amortizing and, therefore, the timely recovery of principal is dependent on the borrower’s ability to refinance at maturity. For some commercial real estate loans in which we have an economic interest, the real estate is in transition. Such lending entails higher risks than traditional commercial property lending against stabilized properties. Initial debt service coverage ratios, loan-to-value ratios, and other indicators of credit quality may not meet standard market criteria for stabilized commercial real estate loans. The underlying properties may not transition or stabilize as expected. The personal guarantees and forms of cross-collateralization that we benefit from on some loans may not be effective. We generally do not service commercial real estate loans; we rely on our servicers to a great extent to manage commercial assets and work-out loans and properties if there are delinquencies or defaults. This may not work to our advantage. As part of the work-out process of a troubled commercial real estate loan, we may assume ownership of the property, and the ultimate value of this asset would depend on our management of, and eventual sale of, the property which secured the loan.

        Our commercial loans are illiquid; if we choose to sell them, we may not be able to do so in a timely manner or for a satisfactory price. Financing these loans may be difficult, and may become more difficult if credit quality deteriorates. We own mezzanine loans that do not have a direct lien on the underlying property.

We have purchased distressed commercial loans at discount prices where there is a reasonable chance we may not recover full principal value. We have sold senior loan participations on some of our loans, with the result that the asset we retain is junior. Mezzanine loans, distressed assets, and loan participations have concentrated credit, servicing and other risks. We have directly originated some of our commercial loans and participated in the origination of others. This may expose us to certain credit, legal and other risks that may be greater than is usually present with acquired loans. We have sold commercial real estate loans. The representations and warranties we made on these sales are limited, but could cause losses and claims in some circumstances. We have acquired and intend to acquire commercial loans for sale to Acacia that require a specific credit rating to be efficient as a securitized asset, and we may not be able to get the rating on the loan that we need.

        Our first-loss and second-loss commercial CES have concentrated risks with respect to commercial real estate loans. In general, losses on an asset securing a commercial real estate loan included in a securitization will be borne first by the equity holder of the property and, thereafter, by a cash reserve fund or letter of credit, if any, and lastly by the first-loss commercial CES holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying loan portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related asset-backed securities, the first-loss securities may suffer a total loss of principal, and the second-loss (or more highly rated) securities in which we invest (or have an indirect interest) may effectively become the first-loss position behind the more senior securities, which may result in significant losses to us.

        The prices of commercial CES are more sensitive to adverse economic downturns or individual issuer development than more highly rated commercial real estate investments. A projection of an economic downturn, for example, could cause a decline in the price of commercial CES because the ability of obligors of loans underlying commercial asset-backed securities to make principal and interest payments may become impaired.

We have invested in, and intend to increase our investment in, diverse types of assets with credit risks and other risks that could cause losses.

        We have made investments in CDO equity securities issued by CDO securitizations that were not sponsored by us and that own various types of assets, generally real estate related. These CDOs and the Acacia entities have also invested in manufactured housing securities, sub-prime residential securities, and other residential securities backed by lower quality borrowers. They also own a variety of commercial real estate loans and securities, corporate debt issued by REITs that own commercial real estate properties, and other assets that have diverse credit risks. We may invest in CDO equity securities issued by CDOs that own trust preferred issued by banks or other types of non real estate assets. We may invest directly or indirectly in real property. We have invested in diverse types of IOS from residential and commercial securitizations sponsored by us or by others. The higher credit and/or prepayment risks associated with these types of investments may increase our exposure to losses.

Interest rate fluctuations can have various effects on us, and could lead to reduced earnings and/or increased earnings volatility.

        Our balance sheet and asset/liability operations are complex and diverse with respect to interest rate movements. We do not seek to eliminate all interest rate risk. Changes in interest rates, the interrelationships between various interest rates, and interest rate volatility could have negative effects on our earnings, the market value of our assets and liabilities, loan prepayment rates and our access to liquidity. Changes in interest rates can also harm our credit results. We seek to hedge some interest rate risks. Our hedging may not work effectively, or we may change our hedging strategies, or the degree or type of interest rate risk we want to assume.

        We generally fund our permanent investment portfolio with equity, so there is no asset/liability mismatch for these assets. However, the cash flows we receive from these assets does vary as a function of interest rates, as does the GAAP earnings generated by these assets. A portion of our permanent investment portfolio assets have adjustable-rate coupons. All other factors being equal, these assets will generally earn less as short-term interest rates decline. In addition to our permanent investment portfolio assets, we own loans and securities on a temporary basis prior to sale to a securitization trust. We fund these assets with equity and with one-month floating rate debt. To the extent these assets have fixed or hybrid coupons (or are adjustable with an adjustment period longer than one month), an interest rate mismatch exists and we would earn less (and incur market value declines) if interest rates rise. We usually seek to reduce asset/liability mismatches for these temporary assets with a hedging program using interest rate swaps and futures.

        The returns we earn from the residential IOS we have acquired from the securitizations of ARMs we have sponsored can be affected by rapid changes in short-term interest rates. Payments received by these securities typically vary as a function of the net interest income (the interest income payments received by the trust on ARM loans owned by the trust less payments made to the ABS issued by the trust) of the trust that issued the IOS. The interest rate characteristics of the ARM loans in these trusts closely match the interest rate characteristics of the ABS issued, as both the assets and the liabilities generally have interest payments that adjust monthly as a function of the one-month LIBOR rate or semi-annually as a function of the six-month LIBOR rate. However, the amount of six-month ARMs is greater than the amount of six-month ABS within these trusts. As a result, the payments made to us as the IOS owner could be reduced if short-term interest rates increased rapidly. We seek to stabilize the payments we receive from IOS by utilizing interest rate agreements such as interest rate swaps and futures. We also face a similar risk with respect to loans we own (or have committed to purchase) on a temporary basis prior to securitization, as many of these loans have coupons that adjust each six months whereas the short-term debt we utilize to fund these loans generally has an interest rate that adjusts monthly. We use interest rate agreements to reduce this mismatch as well. However, our hedging program cannot completely stabilize the payments we will receive from IOS or from loans held prior to securitization, and variations in income as a result of changes in short-term interest rates will still occur.

        Fixed and hybrid rate securities comprise approximately 25% to 45% of the securities owned by the various Acacia entities and of the securities temporarily owned by us prior to sale to Acacia. This creates a mismatch in interest rate characteristics, as Acacia generally issues floating rate ABS with a coupon that adjusts each quarter, and we fund our accumulation of securities for Acacia with floating rate short-term debt. We use interest rate swaps and futures to reduce this mismatch (between fixed and hybrid assets and floating rate obligations) and to reduce net market value fluctuations on our balance sheet, and the Acacia entities employ interest rate swaps to stabilize their net interest earnings (which tends to stabilize our earnings as owners of the CDO equity ABS issued by the Acacia entities). However, our hedging program cannot completely stabilize net interest income or market values for these assets and liabilities, and negative volatility in our results, net worth, and liquidity could result from changes in interest rates.

        Interest rate changes have diverse and sometimes unpredictable effects on the prepayment rates of real estate loans. Change in prepayment rates can lower the returns we earn from our assets, diminish or delay our cash flows, reduce the market value of our assets, and decrease our liquidity.

        Higher interest rates generally reduce the market value of our assets (except perhaps our adjustable rate assets). This may affect our earnings results, reduce our ability to re-securitize or sell our assets or reduce our liquidity. Higher interest rates could reduce the ability of borrowers to make interest payments or to refinance. Higher interest rates could reduce property values and increased credit losses could result. Higher interest rates could reduce mortgage originations, thus reducing our opportunities to acquire new assets, and possibly driving asset acquisition prices higher.

        Higher short-term interest rates relative to long-term interest rates could cause an increase in adjustable-rate residential loan pre-payments, which would likely reduce our returns from owning IOS backed by these ARM loans.

Hedging activities may reduce long-term earnings and may fail to reduce earnings volatility or to protect our capital in difficult economic environments. Our failure to hedge may also harm our results.

        We attempt to hedge certain interest rate (and, to a much lesser degree, prepayment risks) by balancing the characteristics of our assets with respect to these risks and by entering into various interest rate agreements. The amount and level of interest rate agreements that we utilize may vary significantly over time. We generally attempt to enter into interest rate hedges that provide an appropriate and efficient method for hedging the desired risk. We may elect GAAP accounting treatment under FAS 133 for a portion of our hedges to obtain accounting treatment that we believe could, in some instances, more appropriately represent the economic impact of our hedging activities. However, there can be no assurance that electing FAS 133 accounting for certain hedges will improve the quality of our reported GAAP earnings or that we will continue to meet the requirements of FAS 133 when elected. In addition, the ongoing requirements of FAS 133 are complex and rigorous. If we fail to meet these requirements, we could not designate our interest rate agreements as hedges under FAS 133 and would be required to commence mark-to-market accounting through our GAAP consolidated statements of income.

        Our quarterly earnings may reflect volatility in earnings that are exaggerated by the resulting accounting treatment for certain hedges and/or by accounting treatments for assets or liabilities that do not match those used for interest rate agreements. Hedging against interest rate movements using interest rate agreements (including interest rate swap instruments and interest rate futures) and other instruments usually has the effect over long periods of time of lowering long-term earnings. To the extent that we hedge, it is usually to protect us from some of the effects of short-term interest rate volatility, to lower short-term earnings volatility, to stabilize liability costs or market values, to stabilize our economic returns from securitization, or to stabilize the future cost of anticipated ABS issuance by a securitization trust. Such hedging may not achieve its desired goals. Using interest rate agreements to hedge may increase short-term earnings volatility, especially if we elect mark-to-market accounting for our hedges. Reductions in market values of interest rate agreements may not be offset by increases in market values of the assets or liabilities being hedged. Conversely, increases in market values of interest rate agreements may not fully offset declines in market values of assets or liabilities being hedged. Changes in market values of interest rate agreements may require us to pledge significant amounts of collateral or cash. Hedging exposes us to counter-party risks.

        We also may hedge by taking short, forward or long positions in U.S. treasuries, mortgage securities or other cash instruments. Such hedges may have special basis, liquidity, and other risks to us.

Our cash balances and cash flows may become limited relative to our cash needs.

        We need cash to meet our interest expense payments, working capital, minimum REIT dividend distribution requirements, and other needs. Cash could be required to pay down our recourse short-term borrowings in the event that the market values of our assets that collateralize our debt decline, the terms of short-term debt become less attractive or for other reasons. Cash flows from principal repayments could be reduced should prepayments slow or credit quality trends deteriorate (in the latter case since, for certain of our assets, credit tests must be met for us to receive cash flows). For some of our assets, cash flows are “locked-out” and we receive less than our pro-rata share of principal payment cash flows in the early years of the investment. Operating cash flows could be reduced if earnings are reduced, if discount amortization income significantly exceeds premium amortization expense, or for other reasons. Our minimum dividend distribution requirements could become large relative to our cash flows if our income as calculated for tax purposes significantly exceeds our cash flows from operations. In the event, however, that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. In an adverse cash flow situation, our REIT status or our solvency could be threatened.

Our reported GAAP financial results differ from the taxable income results that drive our dividend distributions, and our consolidated balance sheet, income statement, and statement of cash flows as reported for GAAP purposes may be difficult to interpret, which may cause trading in our stock to be relatively illiquid.

        We manage our business based on long-term opportunities to earn cash flows. Our dividend distributions are driven by our minimum dividend distribution requirements under the REIT tax laws and our profits as calculated for tax purposes pursuant to Internal Revenue Code of 1986, as amended. Our reported results for GAAP purposes differ materially, however, from both our cash flows and our taxable income.

        We own residential CES acquired from securitizations sponsored by others and also residential CES acquired from securitizations we have sponsored. These securities do not differ materially in their structure or cash flow generation characteristics, yet under GAAP accounting we consolidate all the assets and liabilities of trusts we have sponsored (and thus do not show the residential CES we own as an asset) while we show only the net investment as an asset for CES acquired from others. The same issue arises with residential IOS and other securities investments that we make and with CDO securitizations that we sponsor. As a result of this and other accounting issues, stockholders and analysts must undertake a complex analysis to understand our economic cash flows, actual financial leverage, and dividend distribution requirements. This complexity may cause trading in our stock to be relatively illiquid or may lead observers to misinterpret our results.

        Market values for our assets, liabilities, and hedges can be volatile. A decrease in market value may or may not be the result of a deterioration in future cash flows. For GAAP purposes, we mark-to-market a sub-set of our consolidated assets and liabilities through our GAAP consolidated income statement and a different sub-set through our GAAP consolidated balance sheet (and other comprehensive income). Matching assets, liabilities, and hedges may have differing mark-to-market treatment. Some items are only marked-to-market in certain circumstances. Other items are marked-down in value if market value declines but are not marked-up in value if market value increases. If we sell an asset that has not been marked-to-market through our income statement at a reduced market price relative to its basis, our reported earnings will be reduced. As a result, changes in our GAAP consolidated income statement and balance sheet due to market value adjustments should be interpreted with care.

Our profits as calculated for GAAP purposes depend on accounting conventions and assumptions about the future that may change.

        Accounting rules for the various aspects of our business change from time to time. Changes in GAAP accounting rules – or the accepted interpretation of these rules – can affect our reported income, earnings, and stockholders’ equity. Our revenue recognition and other aspects of our reported results are based on estimates of future events. These estimates can change in a manner that harms our results or demonstrate, in retrospect, that revenue recognition in prior periods was too high or too low.

        We use the effective yield method of GAAP accounting for many of our consolidated assets and ABS issued. We calculate projected cash flows for each of these assets and ABS issued, incorporating assumptions about the amount and timing of credit losses, loan prepayment rates, and other factors. The yield we recognize for GAAP purposes generally equals the discount rate that produces a net present value for projected cash flows that equals our GAAP basis in that asset or ABS issued. We change the yield we recognize on these assets and ABS issued as we change our estimates of future cash flows. The assumptions that underlie our projected cash flows and effective yield analysis have proven from time to time to be overly optimistic. In these cases, we reduce the GAAP yield we recognize for an asset and/or we write down the basis of the asset to its current market value (if the market value is lower than the basis). For a consolidated ABS-issued liability, a change in assumptions could lead to a higher consolidated interest expense. These types of actions reduce our reported GAAP earnings.

We establish credit reserves for GAAP accounting, but these reserves are not backed with cash.

        In determining our REIT taxable income (which drives our minimum dividend distribution requirements as a REIT) from residential CES (whether acquired from securitizations sponsored by us or by others), CDO equity securities, or other credit-sensitive assets, no current tax deduction is available for future credit losses that are anticipated to occur. Credit losses can only be deducted for tax purposes when they are actually realized. As a result, for tax purposes, there is no credit reserve or reduction of yield accruals based on anticipated losses. Since we distribute the bulk of our taxable income as dividends, there is no cash amount held by us to match GAAP credit reserves (for loans included on our GAAP consolidated balance sheet from Sequoia securitization trusts) or implied GAAP credit reserves created under the effective yield method (for residential CES acquired from securitizations sponsored by others or backed by other assets) or other ways in which our GAAP income may be reduced due to credit reasons prior to the actual realization of a credit loss. Due to our lack of reserves for tax, our GAAP reserves are not backed by cash, and an increase in our credit losses in the future will reduce our taxable income (and dividend distribution requirements) but would not necessarily reduce our GAAP income recognition.

We have credit exposure under representations and warranties we make in the contracts of sale of loans to securitization entities.

        With respect to loans that have been securitized by trusts sponsored by us, we have potential credit and liquidity exposure for loans that default and are the subject of fraud, irregularities in their loan files or process, or other issues that potentially could expose us to liability as a result of representations and warranties in the contract of sale of loans from our subsidiary, RWT Holdings, Inc., or Holdings, to the securitization trust. In these cases, Holdings may be obligated to repurchase loans from the securitization trusts at par (principal) value. However, Holdings has obtained representations and warranties from the counter-parties that sold the loans to Holdings that generally parallel the representations and warranties Holdings has provided to the trusts. As a result, we believe that we should, in most circumstances, be able to compel the original seller of the loan to repurchase any loans that Holdings is obligated to repurchase from the securitization trusts. However, if the representations and warranties are not parallel, or if the original seller is not in a financial position to be able to repurchase the loan, Holdings may have to use some of its cash resources to repurchase loans. Additionally, Holdings’ credit losses from such loans would likely be higher than they would have been if Holdings had been able to enforce repurchase provisions with the original seller.

Our results could be harmed by counter-party credit risk.

        We have other credit risks that are generally related to the counter-parties with which we do business. In the event a counter-party to our short-term borrowings becomes insolvent, we may fail to recover the full value of our pledged collateral, thus reducing our earnings and liquidity. In the event a counter-party to our interest rate agreements becomes insolvent or interprets our agreements with them in an unfavorable manner to us, our ability to realize benefits from hedging may be diminished, and any cash or collateral that we pledged to these counter-parties may be unrecoverable. We may be forced to unwind these agreements at a loss. In the event that one of our servicers becomes insolvent or fails to perform, loan delinquencies and credit losses may increase. We may not receive funds to which we are entitled. In various other aspects of our business, we depend on the performance of third parties that we do not control. We attempt to diversify our counter-party exposure and limit our counter-party exposure to strong companies with investment-grade credit ratings, however, we are not always able to do so. Our counter-party risk management strategy may prove ineffective and, accordingly, our earnings could be harmed.

We may be subject to the risks associated with inadequate or untimely services from third-party service providers, which may harm our results of operations.

        The majority of our loans and loans underlying securities are serviced by third-party service providers. These arrangements allow us to increase the volume of the loans we purchase and securitize without incurring the expenses associated with servicing operations. However, as with any external service provider, we are subject to the risks associated with inadequate or untimely services. Many borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. A substantial increase in our delinquency rate that results from improper servicing or loan performance in general could harm our ability to securitize our real estate loans in the future.

Risks Related To Our Company Structure

Failure to qualify as a REIT would adversely affect our operations and ability to make distributions.

        We intend to operate so as to qualify as a REIT for federal income tax purposes. Although we have not requested and do not intend to request a ruling from the Internal Revenue Service confirming that we qualify as a REIT, we have received opinions from our special tax counsel, Chapman and Cutler LLP, to the effect that Redwood Trust, exclusive of its taxable REIT subsidiaries, has been organized and operated in a manner that qualifies it as a REIT under the Code. Such REIT qualification opinions represent the view of Chapman and Cutler LLP based on its review and analysis of existing law (which includes no controlling precedent on many issues relevant to our operations) and are not binding on the IRS or courts. Furthermore, both the validity of such opinions and our ongoing qualification as a REIT will depend on actual operating results and our ability to comply on an ongoing basis with the various tests for qualifications as a REIT. If we fail to qualify as a REIT, our income would be subject to tax at regular corporate income tax rates and payment of such taxes would likely reduce our funds available to pay dividends to stockholders.

Maintaining REIT status may reduce our flexibility; changes in tax rules could adversely affect REITs.

        To maintain REIT status, we must follow certain rules and meet certain tests. In doing so, our flexibility to manage our operations may be reduced. For instance:

•	If we make frequent asset sales from our REIT entities to persons deemed customers, we could be viewed as a “dealer,” and thus subject to 100% prohibited transaction taxes or other entity level taxes on income from such transactions.

•	Compliance with the REIT income and asset rules may limit the type or extent of hedging that we can undertake.

•	Our ability to own non-real estate related assets and earn non-real estate related income is limited. Our ability to own equity interests in other entities is limited. If we fail to comply with these limits, we may be forced to liquidate attractive assets on short notice on unfavorable terms in order to maintain our REIT status.

•	Our ability to invest in taxable subsidiaries is limited under the REIT rules. Maintaining compliance with this limit could require us to constrain the growth of our taxable REIT affiliates in the future.

•	Meeting minimum REIT dividend distribution requirements could reduce our liquidity. Earning non-cash REIT taxable income could necessitate our selling assets, incurring debt or raising new equity in order to fund dividend distributions.

•	Meeting minimum REIT dividend distribution requirements may require us to raise new equity capital if we wish to grow operations at a rapid pace. Stock ownership tests may limit our ability to raise significant amounts of equity capital from one source.

•	Failure to meet REIT requirements may subject us to taxation, penalties and/or loss of REIT status.

•	The requirements for maintaining REIT status and/or the taxation of REITs could change in a manner adverse to our operations.

•	Our stated goal is to not generate income that would be taxable as unrelated business taxable income, or UBTI, to our tax-exempt stockholders. Achieving this goal may limit our flexibility in pursuing certain transactions. Despite our efforts to do so, we may not be able to avoid creating or distributing UBTI to our stockholders.

•	We may seek to retain a portion of our earnings from time to time so we can redeploy such earnings in our business. We will be subject to income and excise taxes under the REIT tax rules if we do so.

•	New tax rules regarding dividends have been enacted and future legislative or regulatory changes may limit the tax benefits accorded to REITs, either of which may reduce some of a REIT’s competitive edge relative to non-REIT corporations.

Failure to qualify for the Investment Company Act exclusion could harm us.

        Under the Investment Company Act of 1940, as amended, an investment company is required to register with the Securities and Exchange Commission and is subject to extensive restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. However, companies primarily engaged in the business of acquiring mortgages and other liens on and interests in real estate (i.e., qualifying interests) are excluded from the requirements of the Investment Company Act. To qualify for the Investment Company Act exclusion, we, among other things, must maintain at least 55% of our assets in certain qualifying real estate assets (the so-called “55% Requirement”) and are also required to maintain an additional 25% in qualifying assets or other real estate-related assets (the so-called “25% Requirement”).

        If we failed to meet the 55% Requirement and the 25% Requirement, we could, among other things, be required either (i) to change the manner in which we conduct our operations to avoid being required to register as an investment company or (ii) to register as an investment company, either of which could harm us. Further, if we were deemed an unregistered investment company, we could be subject to monetary penalties and injunctive relief. We would be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period we were deemed an unregistered investment company, unless the court found that under the circumstances, enforcement (or denial of rescission) would produce a more equitable result than nonenforcement (or grant of rescission) and would not be inconsistent with the Investment Company Act.

Our strategies, policies, procedures, practices, product lines, risks, hedging programs, and internal risk-adjusted capital guidelines are subject to change.

        In general, we are free to alter our strategies, policies, procedures, practices, product lines, leverage, risks, internal risk-adjusted capital guidelines and other aspects of our business and you, as a stockholder, will not have the ability to have input in those business decisions. We can enter new businesses or pursue acquisitions of other companies. Compared to most financial institutions, we are not heavily regulated and there are few regulatory restrictions on our actions. In most cases, we do not need to seek stockholder approval to make such changes. We will not necessarily notify stockholders of such changes.

Certain provisions of Maryland law and our charter and bylaws could delay, defer or prevent a transaction or a change in control of Redwood that might involve a premium price for holders of our common stock or otherwise be in their best interests.

        The Maryland General Corporation Law, or MGCL, and our charter and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control and preventing removal of our directors. These provisions include the following:

        Classified Board of Directors. Under our charter, our board of directors is divided into three classes serving staggered terms of office of three years each. The classification and staggered terms of office of our board of directors will make it more difficult for a third party to gain control of our board. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in a majority of our board of directors.

        Removal of Directors. Under the MGCL, unless the charter provides otherwise (which our charter does not), a director on a classified board may be removed only for cause by the affirmative vote of at least a majority of all votes entitled to be cast generally in the election of directors.

        Board Vacancies. We have elected to be subject to a provision of the MGCL which provides that a vacancy on our board of directors may be filled only by a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred.

        Preferred Stock. Under our charter, our board of directors has the power to classify and reclassify our common stock from time to time in one or more classes or series of stock, including preferred stock, and to establish the terms, preferences and rights of any such class or series of stock, without any action by our stockholders.

        Ownership Limit. To preserve our status as a REIT under the Internal Revenue Code, our charter generally prohibits any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8% of the outstanding shares of any class of our stock, unless our board of directors waives or modifies this ownership limit. Pursuant to our charter, our board of directors has, from time to time, waived this limit.

        Maryland Control Share Acquisition Act. We are generally subject to the Maryland Control Share Acquisition Act, or the Control Share Act, which provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” shall have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of the voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. If voting rights for control shares acquired in a control share acquisition are not approved at a stockholders’ meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. If voting rights for such control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. Although we are generally subject to the Control Share Act, our bylaws provide, as permitted by the Control Share Act, for the exemption of acquisitions of shares by certain persons from the provisions of the Control Share Act.

Risks Related To This Offering

Investors in our common stock may experience losses, volatility and poor liquidity, and we may reduce our dividends in a variety of circumstances.

        Our earnings, cash flows, book value and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular common stock dividend rate that is sustainable, we may reduce our regular dividend rate in the future for a variety of reasons. We have paid special dividends in the past, but we may not do so in the future. We may not provide public warnings of such dividend reductions prior to their occurrence. Fluctuations in our current and prospective earnings, cash flows, and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect our stock price. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

        In November 2003, we declared a sizable special dividend, and this announcement, as well as the payment of the dividend, caused some stock price fluctuations. We have indicated that we may need to pay additional special dividends prior to October 2005 in the event that our REIT taxable income results remain strong. Speculation regarding the amount and timing of any special dividend payments may cause fluctuations in our stock price.

        We currently expect that our earnings per share results (as measured before mark-to-market income and expense) may have peaked in the first half of 2004. We believe this measure, as well as other per share measures of our results including reported GAAP earnings per share, are more likely than not to decline over the next several quarters from results posted recently. This may have a negative effect on our stock price.

USE OF PROCEEDS

        The net proceeds that we will receive from the sale of 1,000,000 shares of our common stock in this offering are estimated to be approximately $56,056,000, after deducting underwriting discounts and commissions and estimated expenses, assuming the over-allotment option is not exercised by the underwriters, and $64,494,400 assuming the over-allotment option is exercised in full. We intend to use the net proceeds primarily to purchase new real estate assets for our permanent investment portfolio and secondarily to support our securitization activities and for general corporate purposes. Pending use of the net proceeds for these purposes, the net proceeds will be used to reduce short-term debt we typically use to finance on a temporary basis the assets that we are accumulating for sale into a securitization. This debt generally bears interest at rates that adjust based on the one-month or six-month LIBOR.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        The following table sets forth the high and low sales prices of our common stock as reported by the New York Stock Exchange as well as the cash dividends we declared on each share for the periods indicated through September 20, 2004.

	Price Range		Common Dividends Declared

	High	Low	Per Share	Dividend Type

2002
First quarter	$27.49	$23.76	$0.62	Regular
Second quarter	$31.50	$27.00	$0.63	Regular
			$0.125	Special
Third quarter	$31.45	$23.00	$0.63	Regular
			$0.125	Special
Fourth quarter	$28.20	$23.54	$0.63	Regular
			$0.125	Special
2003
First quarter	$33.15	$27.25	$0.65	Regular
Second quarter	$42.75	$32.15	$0.65	Regular
Third quarter	$44.12	$34.70	$0.65	Regular
Fourth quarter	$58.25	$41.14	$0.65	Regular
			$4.75	Special
2004
First quarter	$63.47	$47.72	$0.67	Regular
			$0.50	Special
Second quarter	$62.71	$42.73	$0.67	Regular
Third quarter (through September 20, 2004)	$61.00	$54.15	$0.67	Regular

COMMON STOCK DIVIDEND POLICY AND DISTRIBUTIONS

        We intend to distribute at least 90% of our REIT taxable income to our stockholders in order to comply with the REIT tax rules. Our taxable income does not equal net income as calculated for GAAP purposes. We do not currently intend to distribute as dividends the taxable income we earn in our non-REIT subsidiaries as such income is being invested in our business. We declare regular quarterly dividends. Our goal is to pay regular dividends on our common stock at a rate that is steady and sustainable given the level of cash flows we expect to generate from our operations over time. In August 2004, we declared a regular cash dividend of $0.67 per share, payable on October 21, 2004 to stockholders of record on September 30, 2004. Based upon our current outlook, we believe that our cash flows will be sufficient to sustain dividend payments at the rate of at least $0.67 per share per quarter for the reasonably foreseeable future. Please see “Risk Factors” for a discussion of some of the factors that could potentially lead to a lower regular dividend rate. We have increased our regular dividend rate over the last few years as our profits and cash flows have increased.

        In certain years, we may declare one or more special dividends in order to meet the annual minimum dividend distribution requirements necessary to comply with the REIT tax rules. In 2003, our Board of Directors authorized the declaration of a special cash dividend totaling $4.75 per share. In 2003, the total common stock dividends declared, including regular dividends and the special dividend, was $7.35. In March 2004, we declared another special cash dividend of $0.50 per share, which was paid on April 21, 2004 to stockholders of record on March 31, 2004.

        If our REIT taxable income results continue to be strong in the second half of 2004, in order to meet our minimum dividend distribution requirements to maintain REIT status we will need to pay, prior to October 2005, a special cash dividend in addition to the current regular quarterly cash dividend of $0.67 per share payable on October 21, 2004. We do not anticipate that we will use the net proceeds from this offering to meet our dividend distribution requirements. At June 30, 2004, we had $57 million of unrestricted cash and $100 million of net liquidity (the total amount of unrestricted cash we would have had if all short-term funded assets for securitization were sold and short-term debt was repaid). We believe this liquidity, together with our cash flows and receipt of principal payments from our permanent investment portfolio, should be sufficient to meet our dividend distribution requirements. The primary purpose of this offering is to raise equity capital to purchase new real estate for our permanent investment portfolio, and secondarily to support our securitization activities and for general corporate purposes.

        The dividend policy with respect to our common stock is subject to revision at the discretion of our Board of Directors. All decisions regarding distributions will be authorized by our Board of Directors and will depend on our REIT taxable income, maintaining our REIT status, GAAP earnings, cash flows, overall financial condition, and such other factors that our Board of Directors deems relevant.

        Distributions to our stockholders generally will be subject to tax as ordinary income and generally will not be eligible for the lower tax rates that apply to certain dividends. Occasionally, a portion of our distributions may be designated by us as capital gain, as a tax-free return of capital, or (if we distribute earnings from our taxable subsidiaries) a distribution of profits that have already been taxed (and those distributions may be taxed at a lower rate than ordinary income). Our Board of Directors may elect to authorize payment of a steady regular dividend during periods of fluctuating taxable income. In such event, our Board of Directors may choose to authorize dividends that include a return of capital that was held at the REIT level or a distribution of retained earnings from our taxable subsidiaries. We will furnish to each stockholder an annual statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains, return of capital or other dividends that may be subject to a lower rate of tax. For a discussion of the federal income tax treatment of our distributions, see “Federal Income Tax Considerations — Taxation of Stockholders” in this prospectus supplement.

TAXABLE INCOME

        Total taxable income is pre-tax income earned by our REIT and by our taxable subsidiaries. Pre-tax income earned by the REIT generally is not subject to corporate income tax to the extent it is distributed to stockholders as dividends.

        For the first half of 2004, we estimate that our total taxable income was $114 million, or $5.52 per share (based on shares outstanding at period end). Taxable income at the REIT level was $5.09 per share for the first half of 2004.

        Our REIT taxable income, which drives our minimum dividend distribution requirements under the REIT tax rules, differs from our GAAP income as set forth in the table below. For example, our GAAP income is reduced by credit provision expenses accrued in anticipation of credit losses while taxable income is reduced by credit losses only when they are realized. Additionally, unrealized market valuation adjustments for assets and hedges under GAAP are generally not included in taxable income, and certain compensation-related items are treated differently for GAAP and tax purposes (both in terms of timing and total expense recognition over time). Most of the securitizations we sponsor are treated as sales of the assets for tax purposes. This may create a realized gain or loss for tax purposes (which is a component of the taxable income we earn in our taxable subsidiaries). Conversely, most of our securitizations are accounted for on a fully consolidated basis for GAAP purposes, so no gain or loss is recognized.

		For the
	For the Year	Six Months
	Ended	Ended
	December 31,	June 30,
(all dollars in thousands except per share data)	2003	2004

GAAP net income	$131,713	$105,879
Amortization and credit provision expenses	39,643	22,910
Operating expenses	9,989	6,141
Stock options exercised	(4,011)	(12,337)
Provision for excise tax	1,203	490
Provision for income tax	4,840	—
Deferred tax benefit	—	(5,180)
Asset valuation adjustments	(7,126)	(3,486)

Total taxable income (estimated for June 30, 2004)	176,251	114,417
(Earnings)/losses from taxable subsidiaries	(7,861)	(9,043)

REIT taxable income	$168,390	$105,374

GAAP income per share based on average diluted shares during period	$7.09	$5.08
Total taxable income per share based on shares outstanding at period end	$9.65	$5.52
REIT taxable income per share based on shares outstanding at period end	$9.21	$5.09

        Estimated total taxable income and estimated REIT taxable income are not GAAP performance measures; however, they are important measures as they are the basis of our required minimum dividend distributions to stockholders.

        The following table shows the components of estimated REIT taxable income and the amounts related to calls, sales of assets, and stock option exercise deductions:

			For the
	For the Year		Six Months
	Ended		Ended
	December 31,	Per	June 30,	Per
(all dollars in thousands except per share data)	2003	Share	2004	Share

REIT taxable income before calls, sales, and stock options exercised	$124,150	$6.88	$88,781	$4.30
REIT taxable gains on calls	45,666	2.41	21,678	1.05
REIT taxable gains on sales of assets	2,585	0.14	7,252	0.36
REIT stock option exercise deductions	(4,011)	(0.21)	(12,337)	(0.62)

REIT taxable income	168,390	9.22	105,374	5.09
Pre-tax income at taxable subsidiaries	7,861	0.43	9,043	0.43

Total taxable income	$176,251	$9.65	$114,417	$5.52

        We retained $20 million of taxable income earned in 2003 (before applicable federal and state income taxes of $6 million) and redeployed such income in our business.

        Based on our 2003 REIT taxable income, we entered 2004 with $53 million of undistributed REIT taxable income. We expect to distribute this income as regular and special dividends to our stockholders during 2004. Based on estimates, we believe we finished the second quarter of 2004 with $121 million ($5.63 per share outstanding at that time) of undistributed REIT taxable income (after deducting the second quarter dividend of $0.67 per share paid to stockholders of record as of June 30, 2004). This amount includes $16 million of undistributed REIT taxable income carried over from 2003. Our estimates of taxable income are subject to change.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2004 (i) on an actual GAAP basis and (ii) as adjusted for the issuance of 1,000,000 shares of our common stock in this offering. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Form 10-Q for the quarter ended June 30, 2004.

	June 30, 2004

	Actual(1)(2)	As Adjusted(3)

	unaudited
	(in thousands)
Stockholders’ Equity:
Common Stock, par value $0.01 per share; 50,000,000 shares authorized; 21,510,801 issued and outstanding, actual; 22,510,801 shares issued and outstanding, as adjusted(3)	$215	$225
Additional paid-in capital	625,151	681,197
Accumulated other comprehensive income	111,221	111,221
Cumulative earnings	354,851	354,851
Cumulative distributions to stockholders	(333,498)	(333,498)

Total stockholders’ equity	$757,940	$813,996

(1)	Excludes as of June 30, 2004 (i) 1,656,998 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $28.71 per share and (ii) an aggregate of 840,603 shares of Common Stock available for future issuance under our 2002 Redwood Trust, Inc. Incentive Stock Plan.

(2)	At June 30, 2004, we also utilized borrowings of $270 million of short-term debt. In addition, we included on our GAAP consolidated balance sheet $20.9 billion of asset-backed securities issued by securitization trusts sponsored by us.

(3)	Adjusted for the issuance of 1,000,000 shares contemplated to be issued in this offering, with net proceeds of approximately $56,056,000 after underwriting discounts, commissions and other estimated expenses. Assumes no exercise of the underwriters’ over-allotment option.

COMPANY BUSINESS AND STRATEGY

General

        Our business model and principal strategy are based on our belief that an efficiently structured financial institution can achieve an attractive level of profitability though investing in, credit-enhancing, and securitizing residential and commercial real estate loans and securities in a disciplined manner. Our primary financial goal is to generate steady regular dividends for our stockholders.

Securitization of Jumbo Residential Loans

        Our primary product/market focus is investing in, credit-enhancing, and securitizing high-quality jumbo residential real estate loans and related securities. Our permanent investment portfolio consists primarily of credit-enhancement securities, or CES, and interest-only securities, or IOS, that were created through the securitization of high-quality jumbo residential real estate loans. These loans have coupon rates that are fixed, adjustable or hybrid (a fixed rate period that is followed by an adjustable rate period). Our securitization activities focus primarily on adjustable-rate jumbo residential loan products.

        According to industry sources, approximately $7.6 trillion of residential real estate loans were outstanding in the United States as of June 30, 2004. The amount outstanding has grown at an average rate of 9% per year for approximately 20 years as home ownership and housing values have generally increased. New originations of residential real estate loans have ranged from $1.0 trillion to $3.8 trillion per year over the last five years. Originations generally increase in years when refinancing activity is stronger due to declines in long-term interest and mortgage rates.

        The U.S. government-sponsored residential real estate loan investment companies, Fannie Mae and Freddie Mac, are prohibited from owning and credit-enhancing real estate loans with balances over certain limits (the limit for single-family real estate loans originated within the continental United States is currently $333,700). Loans with balances larger than this limit are commonly referred to as jumbo loans. We estimate that over the past five years, new originations of jumbo residential real estate loans have ranged between $200 billion and $700 billion per year making up between 18% and 22% of total new residential loan originations. We believe that outstanding U.S. jumbo residential real estate loans total nearly $1.4 trillion as of June 30, 2004. We also believe that the outstanding balance of jumbo residential real estate loans will continue to grow at the same rate as the residential loan market as a whole (between 4% and 12% per year).

        Each year the amount of jumbo loans that are available for securitization consists of new originations (plus seasoned loans) that are securitized directly by or sold into the secondary mortgage market by financial institutions. When banks and thrifts (and, to a lesser degree, other financial institutions) acquire loans (or retain newly originated loans) to maintain or increase the size of their loan portfolios, these loans are generally not available for securitization. The amount of jumbo loans available for securitization each year depends on the economic conditions and other factors that determine the level of new loan originations and the relative attractiveness to financial institutions of selling versus buying or retaining loans for portfolio.

        We estimate that the share of jumbo residential real estate loans outstanding that have been securitized has been increasing steadily from approximately 10% in 1990 to over 50% in 2003. Strong demand for portfolio assets from banks and thrifts in recent years has slowed, and to some extent reversed, the trend towards a greater market share for securitization. As a result of continued bank demand and also reduced originations, we expect that the supply of new jumbo loan securitizations may be somewhat reduced in the next few years. Nevertheless, we do expect that there will continue to be a large amount of CES and IOS available for sale, relative to our desired purchase rate.

        Securitizations of jumbo residential real estate loans are generally sponsored by financial institutions, including Wall Street firms and mortgage conduits that acquire loans for securitization and also banks, loan origination companies, and REITs (that generally securitize their own origination). We acquire CES (and, to a lesser degree, IOS) for our permanent investment portfolio from a variety of securitization sponsors. Our Sequoia securitization program competes with these other companies in the securitization business. Our Sequoia program focuses primarily on acquiring and securitizing LIBOR-indexed adjustable-rate high-quality jumbo residential real estate loans (and recently, on a much smaller scale, high-quality home equity lines of credit, or HELOCs). While origination of jumbo adjustable-rate residential loans has increased over the last two years, we believe competition to acquire and securitize these loans has also increased significantly. Additional new competition seems likely, particularly from Wall Street firms entering or expanding in the conduit (loan accumulation and securitization) business and potentially from new and expanding mortgage REITs. As a result of this increased competition, our economic profits from our most recent Sequoia securitizations have been less than they have been in the past (i.e., the proceeds Sequoia receives from selling asset-backed securities — including its sales to our permanent investment portfolio — have only marginally exceeded the cost of the securitized loans). Our Sequoia program is a good source of very high-quality assets for our permanent investment portfolio; therefore, we may continue to sponsor the securitization of loans even if there is little net securitization gain. We generally do not intend to continue to securitize loans if we have to do so at a projected economic loss. If we slow or halt our securitization business, we will still have the opportunity to acquire permanent portfolio assets from securitizations sponsored by others. However, securitization gains from prior quarters (that are effectively imbedded in our portfolio as a lower basis of net assets for GAAP purposes) are an important part of earnings over the next few years from our current permanent investment portfolio. If economic gains from future securitizations remain at reduced levels, or we end up acquiring all of our assets from securitizations sponsored by others, we believe the new assets we acquire are likely to earn lower rates of return for GAAP purposes than our current assets.

Residential Credit-Enhancement Securities

        We have been investing in residential CES for our permanent investment portfolio since our founding in 1994. We started our residential loan securitization program in 1997 to provide an additional source of high-quality residential CES for our permanent investment portfolio.

        In a securitization, asset-backed securities are sold by a securitization entity to capital markets investors. Most of the demand for asset-backed securities is for AAA and other investment-grade rated securities. In order to create AAA and other highly rated asset-backed securities from a pool of residential real estate loans, a form of credit-enhancement is necessary in order to reduce the risk of credit loss to the investment-grade securities that could come from the underlying loans. A pool of residential real estate loans can be credit-enhanced through a number of different methods. The senior/ subordinated structure is currently the most prevalent method for credit-enhancement of jumbo residential real estate loans. This structure establishes a set of senior security interests in the pool of real estate loans and a set of subordinated security interests in the pool. The subordinated interests are acquired by one or more entities that, through the purchase of these interests, provide credit-enhancement to the underlying real estate loans and the more senior asset-backed securities. Under the terms of the securitization, credit losses in the loan pool reduce the principal of the subordinated interests first, thus providing some credit protection to the senior asset-backed securities that allows them to be rated investment-grade. Other forms of credit-enhancement, such as pool insurance provided by mortgage insurance companies, bond insurance provided by bond insurance companies, and corporate guarantees, are often less efficient than the senior/subordinated structure due to regulation and rating agency requirements, among other factors.

        Companies that credit-enhance jumbo residential real estate loan securitizations profit from cash flows generated from the ownership of the subordinated CES. The amount and timing of credit losses in the underlying loan pools affect the yields generated by these assets. These interests are generally purchased at a discount to the principal value of the interest, and much of the potential return to the subordinated investor is generated through the ultimate return of the principal that remains after realized credit losses are deducted. To the extent that the remaining principal (after credit losses) is returned to the owner of the CES more quickly than expected due to faster-than-expected prepayment rates, the investor in this security will benefit. In addition, par (100% of principal) value calls of these securities (which generally may occur when the current balance of loans is less than 10% of the original balance of loans securitized) benefit the owner of the CES.

        We believe that the business of acquiring and owning residential CES is highly fragmented. Companies that credit-enhance jumbo residential loan securitizations include banks and thrifts (generally credit-enhancing their own loan originations), insurance companies, Wall Street broker-dealers, hedge funds, private investment firms, mortgage REITs, and others.

        The liquidity crisis in the financial markets in 1998 caused many of the participants in this market to withdraw. With reduced demand stemming from reduced competition, and increased supply of securitized product as a result of increased new originations as well as sales of seasoned loan portfolios, prices of residential credit-enhancement interests declined and the acquisition of these interests became more attractive. Prices further declined in 1999 as financial turmoil continued and many financial institutions reorganized themselves to focus on other businesses.

        From late 1998 through 2002, the prices of assets and the margins available in the jumbo residential CES business were generally attractive. In 2003 and 2004, while the supply of CES generally increased as a result of an increase in jumbo real estate loan securitizations, there was a general increase in competition, demand, liquidity, and prices in this market. We believe that we will continue to experience increased competition in our efforts to acquire these assets, and that reduced supply is likely in the next few years. These factors may drive prices of residential CES even higher. With higher pricing, we would likely reduce the rate at which we acquire new securities of this type and we would have a lower earnings potential from the assets we did acquire. In addition, we could decide — due to higher pricing — to cease acquiring for our permanent investment portfolio some of the residential CES created by the Sequoia securitization trusts we sponsor. At higher price levels, we could decide to become a net seller of these assets.

Residential Interest-Only Securities

        The loans we accumulate for securitization generally have a cost to us that is greater than the principal value of the loans. We also sell these loans to securitization trusts at a price that is greater than par value. Most asset-backed securities sold by securitization entities are sold at a price that equals the par value (100% of the principal value) of the underlying loans. The premium paid for the loans is recovered by the securitization through the sale of IOS or through the sale of premium ABS at prices in excess of par. These ABS earn a market price over par because they pay a higher rate of interest.

        On average, the par (and any premium) ABS sold by a trust create an interest rate payment obligation by the trust that is lower than the cash flows generated by the loans owned by the trust. The net interest cash flows earned by the securitization entity (the yield on the loans less the cost of interest payments to the asset-backed securities) are generally directed to a security (usually an interest-only security or IOS) that will not receive principal payments but receives net interest payments as long as the loans are outstanding. Total payments will generally be greater over the life of the IOS if the underlying loans prepay slowly and there is a greater balance of loans outstanding for a longer period of time earning net interest income.

        To the extent there is a mismatch of interest rate characteristics between the securitized loans and the asset-backed securities issued, cash flow payments to the owner of the IOS may vary as interest rates change. IOS can be structured in a variety of ways. Some are simple, and thus are typically more liquid. Other IOS that absorb a greater degree of the risk of the underlying securitization transaction can be highly complex and thus more difficult to sell or value.

        We believe that the business of acquiring and owning IOS generated through the securitization of jumbo residential loans is fragmented. A deeper and more active market for more complex IOS has developed in the last several years, in part due to interest from money managers, mutual funds, hedge funds, and other capital markets participants seeking attractive fixed income yields. Increased interest in this asset class has increased both prices and liquidity for IOS. As a result, it has become relatively easier for the Sequoia trusts we sponsor to sell IOS to third parties. In addition, there is increased interest from capital markets participants in acquiring asset-backed securities that have higher coupon interest rates and thus can be sold at prices in excess of par value. As a result of increased liquidity and higher prices for IOS and premium asset-backed securities, earlier this year we ceased acquiring for our permanent investment portfolio most of the more complex and larger IOS generated by Sequoia. In special situations, we have continued acquiring a relatively small volume of Sequoia IOS that are more simple and IOS from securitizations sponsored by others, in each case typically for sale to Acacia CDO securitizations.

        The development of a deeper and more liquid market for IOS has enabled companies that do not have the ability or desire to own IOS as permanent investments to be more competitive with us in the business of acquiring and securitizing jumbo loans.

Our Company

        Over the past ten years, we have built a company that allows us to compete in the business of investing in, credit-enhancing, and securitizing residential and commercial real estate loans and securities. The key aspects of our business model are set forth below:

        Business Focus. We invest in, credit-enhance, and securitize residential and commercial real estate loans and securities. Our primary source of revenue is interest income, which consists of the monthly loan payments made by homeowners (and to a lesser degree, commercial property owners) on their real estate loans. We are taxed as a real estate investment trust. As a REIT, we generally are not required to pay corporate income taxes on the REIT taxable income that we distribute to stockholders as dividends.

        Our primary product focus is residential and commercial loans that are high-quality. “High quality” means mortgages that typically have features such as low loan-to-value ratios, borrowers with strong credit histories, and other indications of quality relative to the range of loans within U.S. real estate markets as a whole. We currently securitize (through our Sequoia program) all the residential real estate loans we acquire. We also re-securitize (through our Acacia program) the bulk of the real estate securities we acquire.

        Most of the assets we own in our permanent investment portfolio are securities we have acquired from securitizations sponsored by others. The remainder of our permanent investment portfolio (except for a small amount of commercial real estate loans) consists of securities from securitizations of residential loans we sponsored as part of our Sequoia program and re-securitizations of residential and commercial real estate loan-backed securities we sponsored as part of our Acacia program.

        In a securitization or re-securitization transaction, we sell the assets to be securitized to an asset-backed securities, or ABS, trust that is legally separate and bankruptcy-remote from us. We believe the sale of these assets by us to a trust is always a true sale for legal purposes and is also usually a sale for tax purposes. The trust creates asset-backed securities, each representing an ownership interest in the pool of assets owned by the trust. The trust sells the asset-backed securities it has created to capital markets investors, and remits the proceeds received from the sale of these securities to us as payment for the assets we sold to the trust. We often choose to acquire for our own permanent investment portfolio a small portion of the ABS sold by our ABS securitization trusts.

        For our permanent investment portfolio, we typically invest in securities (from securitizations sponsored by us or by others) that have concentrated credit and prepayment risk. We believe we have built the specialized knowledge and operations, and a highly efficient and specialized corporate structure, to support a successful program of creating and investing in these types of securities.

        Strong balance sheet. We seek to maintain a strong balance sheet that we believe should allow us to weather potential general economic downturns and liquidity crises. Our permanent investment portfolio securities do have concentrated risks; however, our maximum loss exposure to these securities is generally limited to our adjusted acquisition cost basis (adjusted for payments received and cumulative amortization subsequent to acquisition) for these securities. Furthermore, we do not leverage or borrow against these securities in the normal course of business. We believe our largely unleveraged capital structure (except for short-term debt assumed to accumulate assets prior to securitization) and our robust capital position (we maintain equity capital greater than our maximum loss from all our permanent investment portfolio assets combined) are the principal elements of a strong balance sheet.

        Emphasis on long-term asset portfolio. Through our operations, we seek to structure, acquire and build a portfolio of valuable real estate loan assets. We seek to structure long-term assets that generally have expected average lives of five to ten years. The long-term nature of these assets helps to reduce reinvestment risk and generally provides us with more stable, proprietary cash flows that help support our goal of maintaining steady dividends over time.

        Specialized expertise and scalable operations. We believe we have developed the specialized expertise necessary to efficiently and economically invest in, credit-enhance, and securitize jumbo residential real estate loans, commercial real estate loans and other real estate loan assets. Our accumulated market knowledge, relationships with mortgage originators and others, sophisticated risk-adjusted capital policies, strict underwriting procedures, and successful experience with shifting financial market conditions allow us to acquire and securitize real estate loans and own and manage our permanent investment portfolios and effectively manage the risks inherent in those businesses. We build and maintain relationships with large mortgage originators, banks that are likely to sell real estate loan portfolios, Wall Street investment firms that broker real estate loans and securities, and the buyers of asset-backed securities from the securitizations we sponsor. We continue to develop our staff, analytics, models and other capabilities that help us structure securitization transactions and cash flows evaluate the credit quality of individual loans and pools of loans, underwrite loans effectively, and monitor trends in credit quality and expected losses in our existing assets. We establish relationships with our servicing companies to assist with monthly surveillance, loss mitigation efforts, delinquent loan work-out strategies, and liquidation of defaults for the loans underlying the securities we have invested in. Aside from collaborating with servicers on these issues, we insist that specific foreclosure timelines be followed and that representations and warranties made to us by sellers are enforced. For balance sheet management, we work to project cash flows and earnings, determine capital requirements, source borrowings efficiently, preserve liquidity, and monitor and manage risks effectively.

        Even as we continue to enhance our capabilities, we believe that our operations are scalable. That is, in the long run, we do not expect our operating expenses to grow at the same rate as our net interest income should we expand our capital base and our portfolios. Thus, other factors being equal, we believe that growth in our capital could be accretive to earnings and dividends per share.

        Competitive advantages. As a REIT, we pay only limited income taxes, traditionally one of the largest costs of doing business. In addition, we are not subject to the extensive regulations applicable to banks, thrifts, insurance companies, and mortgage banking companies; nor are we subject to the rules governing regulated investment companies. We believe the absence of business-restrictive regulations in our market sector is a competitive advantage. The regulations applicable to certain financial companies can cause capital inefficiencies and higher operating costs for certain of our competitors. We believe our structure enables us to acquire attractive investments that are not feasible or practical for other financial companies.

        Investment flexibility. We are open to investing in, credit-enhancing, and securitizing assets from other products and markets within real estate that may complement and benefit our core business activities. In addition to our investments in securities backed by jumbo residential loans, we currently invest in commercial real estate loans and in CDO equity securities backed by diverse types of residential and commercial real estate loans and securities. Depending on the relative attractiveness of the opportunities in these or new product lines, we may increase or decrease the size of and capital allocation to these portfolios over time.

Our Strategy

        Our primary financial objective is to produce a steady, regular dividend for stockholders, primarily through investing in, credit-enhancing, and securitizing high-quality residential and commercial real estate loans and securities. Although our primary objective is steady, regular dividends, we believe it may be possible to raise our regular dividend rate from time to time if we can increase our core rate of sustainable profitability. This may be accomplished if we become more efficient and productive (which, in our view, would most likely be accomplished through growth), if we diversify our sources of investment opportunity and risk, and/or if we increase tangible book value per share through retention of a portion of our earnings or through accretive stock offerings at prices in excess of book value.

        The key aspects of our strategy are set forth below:

        Preserve portfolio quality. In our experience, the highest long-term risk-adjusted returns come from investing in, credit-enhancing, and securitizing high-quality real estate loans and securities. For this reason, when we take concentrated credit risk, we have focused primarily on acquiring securities for our permanent investment portfolio that are backed by “A” quality or “prime” quality jumbo residential real estate loans, prime quality home equity lines of credit, and commercial real estate loans that meet the generally higher quality standards of the commercial mortgage-backed securitization, or CMBS, market.

        Within the prime residential real estate loan category, there are degrees of quality: “A”, “Alt-A”, and “A minus.” As compared to the residential market as a whole, we believe our portfolio of residential CES is backed by loans that are generally concentrated in the top quality end of the “A” residential real estate loan category. We generally invest in securities backed by residential real estate loans from large, high-quality national mortgage origination companies. We also have some of the highest quality servicing companies processing our loan payments and assisting with loss mitigation. While we do acquire (and sell to Acacia) securities backed by residential loans that are less than “A” quality, nearly all of the securities of this type that Acacia acquires are rated investment-grade because they are credit-enhanced in some form by others, which mitigates Acacia’s risk of credit loss from these securities and thus reduces our risk of loss as the owner of the CDO equity securities issued by Acacia.

        Maintain geographic diversity. We invest in securities that are backed by loans that, in aggregate, are located in all 50 states. With the exception of California and Florida, no one state generally represents more than 5% of our residential credit exposure. Our exposure to California residential loans through our ownership of CES sponsored by us and others is nearly 50% of our total exposure, which is approximately the same percentage as California’s percentage of the total U.S. jumbo residential real estate loan market. Less than 1% of the jumbo loans on which we take concentrated credit risk are located in any one zip code in the United States.

        Manage interest rate risk and prepayment risk. We generally seek to put ourselves in a position where changes in interest rates would not be likely to materially harm our ability to meet our long-term goals or maintain our regular dividend rate. We use debt to finance on a temporary basis loans and securities that we are accumulating for sale to securitization trusts. Our debt ($270 million at June 30, 2004) is short-term floating rate debt. We believe this debt is a good interest rate match for the floating and adjustable-rate assets we are accumulating, but does not provide a good interest rate match for fixed and hybrid (fixed and then floating rate) assets. When we acquire fixed and hybrid rate assets on a temporary basis prior to securitization, we use interest rate agreements (such as interest rate swaps and interest rate futures) to modify the interest rate characteristics of our debt so that it matches the characteristics of these assets. (Prepayment risk for these assets is generally not a major risk because we only hold these assets for a relatively short period of time.) When we sell these assets to a securitization trust, we close out the interest rate agreement transactions that are associated with these assets and liabilities. This program has been effective, even as interest rates change, in matching our short-term debt to the associated assets during the short period we own these assets and preserving our ability to generate economic gains from the sale of these assets to securitizations we sponsor.

        Our permanent investment portfolio is currently financed with equity and, therefore, there is no asset-liability mismatch. However, our future earnings and cash flows from each of our permanent portfolio assets could potentially be affected by changes in interest rates and prepayment rates. For instance, our earnings from residential CES will generally benefit over time if the underlying loans prepay quickly. Our earnings from residential IOS will generally benefit from slower prepayments of the underlying loans. The bulk of the loans underlying our residential CES are fixed or hybrid rate loans, while the bulk of the loans underlying our residential IOS portfolio are adjustable-rate. A significant decrease in fixed and hybrid prepayment rates and, in particular, a significant and sustained increase in adjustable-rate prepayment rates would not be beneficial for our long-term earnings. In the recent past, fixed and hybrid prepayments have decreased and adjustable-rate prepayments have increased, although not to levels that would reduce our earnings from our assets to unattractive levels. We have reduced our total adjustable-rate prepayment risk in recent months by significantly reducing our on-going IOS purchases from our Sequoia securitizations and by significantly increasing our volume of purchases of residential CES backed by adjustable-rate loans (these securities benefit from faster prepayments and, thus, tend to reduce our overall prepayment risk with respect to adjustable rate loans).

        In addition to affecting prepayment rates, changes in interest rates can directly affect earnings from some of our permanent investment portfolio assets, even though they are equity-financed. Fixed rate assets can provide steady earnings as interest rates change; however, floating and adjustable rate assets generally produce higher earnings as interest rates increase and lower earnings as interest rates decrease (assuming all other factors are constant). We have a mix of both of these types of assets in our permanent investment portfolio. Our earnings from some of the more complex IOS we own could also vary in the short term due to changes in interest rates. For instance, many of the IOS we have purchased from Sequoia securitizations earn the net interest spread between the yield generated by the underlying one- and six-month LIBOR-indexed loans and the cost of primarily one-month LIBOR-indexed payments to asset-backed securities holders. If short-term interest rates were to rise rapidly, this spread could be compressed for a few months, reducing our earnings generated from these IOS. To stabilize our earnings from this source, we use interest rate swaps and futures that effectively synthetically convert Sequoia’s asset-backed securities payments from a one-month LIBOR to a six-month LIBOR index, thus matching the characteristics of the income payments generated by the loans. This program has been effective at stabilizing the returns we earn from these IOS as short-term interest rates change.

        Manage capital levels. We manage our capital levels, and thus our access to borrowings and liquidity, through risk-adjusted capital policies supervised by our senior executives. For most of our permanent investment portfolio assets, our minimum equity capital requirement is 100% of our investment. Thus, our minimum internal equity capital requirement equals our maximum loss amount for those assets. For short-term debt used to fund assets held temporarily prior to the sale to a securitization, our minimum internal equity capital requirement is generally materially higher than the amount required by our lenders. We believe these conservative and well-developed guidelines are an important tool that helps us achieve our goals and mitigate the risks of our business. We continually seek to improve the effective use of our capital without changing our underlying goals and policies. Through these policies, we believe we effectively assign a capital adequacy guideline amount and maintain sufficient cash to appropriately manage our capital needs. In most circumstances in which our actual capital levels decreased below our capital adequacy guideline amount, we would expect to cease the acquisition of new assets until capital guideline levels were restored through loan prepayments, asset sales, securitization transactions, capital raising, or other means.

        Our current plan is to continue to sell all the residential real estate loans we acquire and to re-securitize the bulk of the real estate securities we acquire to securitization trusts for securitization. We plan to restrict our use of debt to the temporary funding of assets under accumulation prior to a sale to a securitization. To the extent that we do have real estate assets funded with short-term recourse debt that is subject to margin calls, our capital requirement guidelines will fluctuate over time, based on changes in the short-term funded asset’s credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk, and the over-collateralization requirements for that asset set by our collateralized short-term lenders.

        Pursue growth and diversification. We are pursuing a long-term growth strategy, seeking to increase the amount of equity capital we have employed in our business of investing in, credit-enhancing, and securitizing real estate loans and securities. As we increase our equity, we believe we will be able to strengthen our relationships with our customers from whom we buy real estate assets, thus potentially giving us certain pricing, cost, and other competitive advantages. As we increase the size of our capital base, we believe that we may benefit from improved operating expense ratios, lower borrowing expenses, improved capital efficiencies, and related factors that may improve earnings and dividends per share. In order to continue to grow, we have been expanding our capabilities and financing arrangements to allow us to increase our investment in diverse residential and commercial real estate securities and loans. We believe diversification into related new product areas may provide us with diversification of both risk and opportunity.

Our Real Estate Assets

        Our GAAP consolidated balance sheet reflects five types of earning assets: residential real estate loans; home equity lines of credit, or HELOCs; residential real estate loan credit-enhancement securities; commercial real estate loans; and a securities portfolio consisting of diverse residential and commercial real estate securities, primarily investment-grade and BB rated. Each of these portfolios is a component of our single business of investing in real estate loans and securities. Our current intention is to focus on investing in and managing assets in these five portfolios. We manage our real estate loan investments as a single business, with common staff and management, common financing relationships, and flexible capital allocations.

Residential Real Estate Loans

        Our GAAP consolidated balance sheet shows “residential real estate loans”, which includes the residential loans that we own temporarily prior to sale to a securitization trust ($161 million at June 30, 2004), in addition to loans that are consolidated onto our balance sheet from the Sequoia ABS trusts that we have sponsored ($20 billion as of June 30, 2004). Home equity lines of credit are detailed in a separate line item on our GAAP consolidated balance sheet and are discussed below. The residential real estate loans we are accumulating for sale to securitization trusts and the residential real estate loans included on our GAAP consolidated balance sheet from securitizations we have sponsored consist of “prime” quality residential loans that generally have high-quality characteristics such as relatively low loan-to-value ratios and borrowers with relatively high credit scores (in each case relative to U.S. residential real estate loans as a whole). Most of these loans are jumbo loans that have loan balances that exceed the loan limits imposed on Fannie Mae and Freddie Mac and, therefore, they are not eligible for purchase or credit-enhancement by these government-sponsored enterprises. Almost of all of the residential loans in our consolidated “residential real estate loans” are adjustable-rate loans with a coupon rate that adjusts each month, three months, or six months.

        The process of securitization commences when we underwrite and acquire residential real estate loans from sellers. We generally seek to quickly build a portfolio that is large enough, at least $200 million, to support an efficient securitization. We source our loan acquisitions from large, well established mortgage origination companies and larger banks and thrifts.

        We make bulk purchases of residential whole loan portfolios that meet our acquisition criteria and that are priced attractively relative to the value of ABS that could be issued in a securitization of these loans. In addition, we acquire new loans on a continuous or “flow” basis from originators that have loan programs that meet our desired quality and loan type standards.

        We plan to continue to accumulate and securitize high-quality jumbo residential loans when loans are available on attractive terms relative to our anticipated proceeds from a sale to a securitization trust (i.e., relative to the market value of the ABS securities — backed by these loans — that could be sold by that trust). We currently focus on adjustable-rate real estate loans, and we may also from time to time acquire and securitize hybrid or fixed rate loans.

        We typically acquire for our permanent investment portfolio the CES issued by the residential loan securitizations that we sponsor. These securities bear concentrated credit risk with respect to the securitized loans, and are typically in a first-loss position or a second-loss position with respect to credit losses incurred within the securitization (credit losses reduce the principal value of the securities we have acquired). Typically, first-loss securities do not have a credit rating (they are NR, or “not rated” securities) and second-loss securities typically have a below-investment-grade credit rating of B.

        Prepayment rates are an additional factor in the returns we will experience from these CES. Faster prepayment rates generally result in a faster return of principal from these securities, which generally increases our investment returns. We acquire CES at their market value, which is a steep discount to principal value (par value) of the security in most cases, due to the concentration of credit risk. If the principal of these securities is not entirely eliminated by credit losses in the underlying loan pools over time, under the terms of the securitization structures we will eventually receive principal payments from the CES. Principal payments from these securities will typically commence three to ten years after the securitization date. A higher level of delinquencies and/or cumulative credit loss within the securitized loan pool can delay principal payments. Prepayment rates also determine the date of principal return; slower prepayment rates generally delay the return of principal and faster prepayment rates generally accelerate the return of principal. An earlier date of principal return generally increases our investment returns since we acquired these securities at a discount price to principal value.

        In a majority of cases, we have also acquired for our permanent investment portfolio (and also for our Acacia re-securitization program) some or all of the IOS issued by the residential loan securitization trusts we have sponsored. These IOS are, for the most part, rated AAA by credit rating agencies, as the risk of economic loss to the IOS holders as a result of credit losses within the underlying loan pool is remote. However, these IOS do bear concentrated prepayment risk with respect to the securitized loans. In general, a slower rate of prepayment enhances the economic returns of the owner of the IOS. In general, the IOS holder receives interest payments based on a “notional value” of principal. However, the IOS itself has no right to receive principal payments — it has no principal value and thus is called an “interest-only security”. There are many different types of IOS, and their payment structures can be complex. In general, the notional principal value of an IOS (which determines the level of interest payments made to the IOS owner) will be higher over the long run (thus resulting in a greater level of interest payments to the IOS owner) if the underlying loans prepay at a slower rate. A very rapid prepayment rate for the underlying loans, if sustained over a period of several years, could result in a very low or negative rate of investment return for the IOS owner.

        The bulk of the loans underlying the IOS we have acquired for our permanent investment portfolio are adjustable-rate residential loans with loan rates that adjust each month, three months, or six months as a function of LIBOR short-term interest rates. We generally assume that the long-term prepayment rate (“conditional prepayment rate” or CPR) for these loans will be 25% of the balance of the loans each year. In our experience, CPRs on these loans have ranged from 10% to 40%, but average CPRs have rarely exceeded 25% over a sustained period of several years. Many factors influence the prepayment rates of adjustable-rate loans. One major factor is the shape of the yield curve. We expect that a flat or inverted yield curve — where short-term rates are slightly less than, equal to, or greater than long-term interest rates — should generally result in faster prepayment rates on adjustable-rate residential loans. Faster prepayments of adjustable-rate loans would likely produce higher economic returns from the CES we have acquired from the residential loan securitizations we have sponsored; however, we believe any such increase in returns would likely be small relative to the reduction in economic returns we would experience from the IOS that were issued from the same transactions due to faster prepayment rates.

        To the extent that there is a mismatch between the interest rate characteristics of the adjustable-rate loans owned by the Sequoia securitization trusts and the asset-backed securities issued by the trust, one or more of the IOS issued by the trusts typically bear that risk. We own in our permanent investment portfolio many of these types of IOS issued by the Sequoia trusts. The interest income paid to us by these IOS varies as a function of the notional balance of the remaining loans in the pool (after paydowns from scheduled principal and prepayments) and the difference between the payments made to the trust by the loans and the payments made by the trust to various ABS security holders. If this interest rate spread narrows due to changes in interest rates, the payments made to us as the holder of the relevant IOS will be reduced. The loans owned by Sequoia consist almost entirely of one- and six-month LIBOR adjustable-rate loans. The ABS issued by Sequoia consist almost entirely of one-and six-month adjustable rate ABS securities. For most of the Sequoia trusts, the percentage of loans that are six-month adjustable-rate is higher than the percentage of ABS issued that are adjustable-rate. As a result, a rapid increase in short-term interest rates would likely reduce for a period of a few months following the increase the payments we receive from Sequoia IOS. We use interest rate agreements such as interest rate swaps and futures to reduce the variation in income that could be caused by rapid interest rate changes. These interest rate agreements also reduce the potential increase in income we could receive from IOS should short-term interest rates decline rapidly.

        Our Acacia program assets also have a degree of exposure to the loans shown on our GAAP consolidated balance sheet as “residential real estate loans”. In our Acacia program, we accumulate diverse pools of residential and commercial real estate securities for sale to an Acacia entity that issues ABS in a re-securitization transaction. We typically acquire the equity securities, preference shares and/or non-investment grade ABS from the Acacia entities for our permanent investment portfolio. We call these securities the CDO equity securities. The CDO equity securities typically bear concentrated credit risk (as well as potential prepayment and interest rates risks) with respect to securities the Acacia entities have acquired. Acacia entities have acquired second-loss securities (usually rated B), third-loss securities (usually rated BB), investment-grade securities, and a small amount of IOS from the Sequoia residential loan securitization trusts we have sponsored. Thus, the credit, prepayment, and interest rate performance of the loans shown on our GAAP consolidated balance sheet as “residential real estate loans” are one of the many factors that affect the economic returns we earn from our investment in Acacia CDO equity securities.

        Our exposure to securities we acquire from Sequoia securitization entities is generally limited to our investment in the securities we have acquired from these trusts. As a result, our maximum loss from the loans consolidated on to our GAAP consolidated balance sheet from securitization trusts is a small fraction of the loan balances. Since we hold the permanent investment securities we acquire from Sequoia and Acacia with equity funds (we generally do not borrow against or leverage these securities), and since we generally retain excess capital, the maximum loss we could sustain from these assets is less than our equity capital base.

        Our consolidated statements of income reflect interest income that flows to us as owners of loans held temporarily prior to sale to a securitization trust and also interest income flowing to consolidated securitization trusts that own the loans that have been securitized in transactions sponsored by us. Interest income for GAAP consists of cash interest payments from loans, less net amortization of premiums paid at acquisition in excess of principal value of loans, less credit provision expenses incurred to provide for credit reserves for credit losses. With respect to these loans, our consolidated statements of income also include interest expenses associated with short-term debt ($270 million at June 30, 2004) incurred to finance the purchase of loans on a temporary basis prior to sale to a securitization trust and consolidated interest expenses associated with the asset-backed securities issued ($20.9 billion at June 30, 2004) by consolidated securitization trusts. Interest expenses for ABS issued include cash payments to ABS holders, plus amortization of ABS issuance fees, less net amortization of premiums received from the sale of ABS at prices in excess of principal value (including amortization of the entire sale price of ABS sold in interest-only form). For GAAP purposes, ABS securities issued by these trusts that are acquired by us for our permanent investment portfolio are not recognized as “asset-backed securities issued” liabilities on our consolidated balance sheet nor is the asset we acquire shown as an asset on our GAAP consolidated balance sheet. Both of these items are eliminated on consolidation for GAAP purposes. Similarly, the interest expenses for the securitization trusts for securities we acquire and the interest income we receive as an owner of these securities are also eliminated on consolidation for GAAP purposes.

        Also included in consolidated interest expenses are the costs or benefits associated with interest rate agreements (such as interest rate swaps and futures) associated with carrying these residential assets.

Residential Home Equity Lines of Credit

        During the second quarter of 2004, we acquired a $335 million portfolio of high-quality home equity lines of credit and sold these HELOCs to an ABS trust (Sequoia HELOC Trust 2004-1) for securitization. We may acquire and securitize more HELOC loans in the future. In general, this HELOC securitization should be considered a “pilot” program with respect to efforts to build a new product line. We expect our volume in HELOCs most likely will grow slowly (if at all) over a period of years, unless banks or mortgage originators decide to increase sales of HELOC loans.

        We acquired for our permanent investment portfolio the over-collateralization (OC) ABS issued by Sequoia HELOC Trust 2004-1, for a net investment of $11 million. The OC securities are the functional equivalent of a combination of the credit-enhancement securities and the IOS issued from a securitization of residential loans as described above. Our exposure to HELOC OC securities is generally limited to our net investment in these securities. We intend to hold the OC securities we purchased from this HELOC trust using equity capital funds only, without leverage. For GAAP reporting purposes, we consolidated all of the assets and the liabilities of the trust.

        This HELOC portfolio securitized by Sequoia HELOC Trust 2004-1 consists of adjustable-rate first and second lien residential loans with a 10-year revolving period and a maturity from origination of 10 years. During the revolving period, borrowers have the option of drawing funds up to the available credit limit. As a result, the balance of each loan, and the total balance of this portfolio, may increase if borrowers increase their draws. The coupon rate on the HELOCs adjusts as a function of the prime short-term interest rate. The HELOC portfolio is generally high quality and characterized by relatively high FICO credit scores (average of 725) and relatively low loan-to-value ratios (average of 75%) for the combination of the first-lien and (if any) second-lien loans, assuming a borrower draws the maximum amount permitted. The borrowers in this HELOC portfolio are similar in many ways to the borrowers in our consolidated residential real estate loan portfolio. In general, however, due to the second-lien nature of many of these HELOCs, we expect delinquencies for HELOCs to be somewhat higher than we experience with our consolidated residential real estate loan portfolio. The loss frequency of our HELOCs should be approximately similar to our other residential loans of the same vintage, we believe, but we expect the loss severity (credit loss from a default, as a percentage of the loan balance) of HELOCs could be significantly higher. Due to the higher loss severity, we expect cumulative credit losses over time on securitized HELOCs could be materially higher than for the other residential loans in Sequoia. We have factored this higher loss expectation into our acquisition pricing and securitization calculations. As a result, we believe these securitized HELOCs can produce significantly higher losses than our other residential loans while at the same time we still earn an attractive rate of return from the OC securities we acquired from the HELOC securitization trust.

        Credit losses reduce our returns from our investment in the HELOC OC securities. If the net rate of prepayment of the HELOC loans (net of draws) is relatively fast, our earnings from the OC securities we acquired could be significantly lower than if net prepayments are relatively slow. Furthermore, the ABS issued by Sequoia HELOC Trust 2004-1 have an adjustable-rate coupon that adjusts as a function of the LIBOR index. If LIBOR should rise relative to the prime interest rate that determines the rate paid by the HELOC borrowers, our earnings from the OC securities we own would be reduced.

        As with residential loans described in the section above, the HELOC loan assets and the liabilities (ABS issued) of Sequoia HELOC Trust 2004-1 are consolidated on our GAAP consolidated balance sheet, and the interest income the trust earns on these loans and the interest expenses the trust pays to ABS holders are reported as interest income and expense on our GAAP consolidated statement of income.

Residential Credit-Enhanced Securities

        We own residential CES acquired from ABS securitizations sponsored by other financial institutions. These are included in our residential CES portfolio as reported on our GAAP consolidated balance sheet, as are residential CES from securitizations sponsored by others that have been acquired by Acacia entities. As noted in the residential loan discussion above, the residential CES issued by the ABS securitizations of residential loans that we have sponsored (generally under the Sequoia label) are not reported on our GAAP consolidated balance sheet, even though they are similar to the other CES we own. The discussion below relates entirely to that portion of our residential CES that were acquired from securitizations sponsored by others and thus appear on our GAAP consolidated balance sheet as residential CES. (Since we did not sponsor these trusts, the assets and ABS liabilities of these trusts are not reported on the GAAP consolidated balance sheet; rather, only our adjusted cost basis in the security we or Acacia acquired is shown.)

        Residential CES are the ABS securities, issued by a residential loan ABS trust, that bear the bulk of the likely credit risk of the pool of loans that were securitized. By bearing the credit risk, these securities credit-enhance the other securities issued by the ABS trust, thus allowing those securities to earn high ratings from credit rating agencies and to be sold to a wide variety of capital markets investors. The CES that bear the concentrated credit risk typically have below investment-grade credit ratings. The maximum loss for the owner of these securities, however, is limited to the investment made in purchasing the CES.

        Generally, we acquire CES from leading high-quality national mortgage origination firms and certain other smaller firms that specialize in high-quality jumbo residential real estate loan originations. We also work with large banks that are sellers of seasoned portfolios of high-quality jumbo residential real estate loans. We either work directly with these customers or we work in conjunction with an investment bank on these transactions. Our CES are backed by fixed-rate, hybrid, and adjustable-rate residential real estate loans.

        The principal value of the CES in any rated senior/subordinated securitization is determined by the credit rating agencies: Moody’s Investors Service, Standard & Poor’s Rating Services, and/or Fitch Ratings. These credit agencies examine each pool of residential real estate loans in detail. Based on their review of individual loan characteristics, they determine the credit-enhancement levels necessary to award investment grade ratings to the bulk of the ABS securities formed from these loans.

        Our actual investment, and our risk, is less than the principal value of our CES since we acquire these interests at a discount to principal value. For GAAP purposes, we designate a portion of this discount as our credit protection for future losses, and we amortize the remainder into income over time.

        Our first defense against credit loss is the quality of the residential real estate loans owned by the trusts we credit-enhance. These loans are generally in the high-quality range, as measured by such loan factors as loan-to-value ratios, debt-to-income ratios, credit quality and FICO score of the borrower, and completeness of documentation. The loans are secured by the borrowers’ homes. Compared to most corporate and consumer loans, the residential real estate loans that we credit-enhance have a much lower loss frequency and a much lower loss severity (the loss severity is the percentage of the loan principal and accrued interest that we lose upon default).

        Our exposure to credit risks of the residential real estate loans that we credit-enhance is further limited in a number of respects as described below:

        Risk tranching. A typical residential real estate loan securitization has three CES: a “first-loss” security; a “second-loss” security; and a “third-loss” security. Our first-loss security investments are directly exposed to the risk of principal loss on any loan in the underlying loan pool that may default. Our second-loss securities are exposed to credit loss if cumulative pool losses exceed the remaining principal value of the first-loss security. Our third-loss securities are exposed to loss if cumulative pool losses exceed the remaining principal value of both the first- and second-loss securities. Thus, not all our investments in CES are immediately exposed to loss, and to the extent a third party owns a first-loss security or another security that is junior to the security we own, we benefit from the credit-enhancement provided by others.

        Limited maximum loss. Our potential credit exposure to the residential real estate loans that we credit-enhance is limited to our investment in the securities that we own.

        Credit protection established at acquisition. We acquire CES at a discount to their principal value. For GAAP purposes, we designate a portion of this discount as credit protection against future credit losses. For many economic circumstances, we believe that this protection should be large enough to absorb future losses. We establish the amount of our credit protection at acquisition and adjust it over time following a review of the underlying collateral, economic conditions, and other factors. If future credit results are favorable, we may not need all of the amounts designated as credit protection. In such event, we may then redesignate some of these balances as a discount to be amortized into income over time. If future credit results are worse than previously anticipated, we may need to increase the amount of designated credit protection, which could result in reduced yields from these securities as measured for GAAP purposes.

        Mortgage insurance. A small portion of the loans underlying our residential CES portfolio consists of residential real estate loans with initial loan-to-value, or LTV, ratios in excess of 80%. For the vast majority of these higher-LTV ratio loans, we benefit from primary mortgage insurance provided on our behalf by the mortgage insurance companies or from pledged asset accounts. Thus, for what would otherwise be our most risky mortgage loans, we have passed much of the risk on to third parties and our effective LTV ratios on these loans are lower than 80%.

        Representations and warranties. As the credit-enhancer of a residential real estate loan securitization, we benefit from representations and warranties received from the sellers of the loans. In limited circumstances, the sellers are obligated to repurchase delinquent loans from the credit-enhanced pools, thus reducing our potential credit loss exposure for those loans.

        A portion of the residential CES reported on our GAAP consolidated balance sheet is owned by us as part of our permanent investment portfolio, and is funded with equity. The remainder are securities (almost all of the third-loss and a portion of the second-loss securities reported on our GAAP consolidated balance sheet) that we have sold or are intending to sell to Acacia securitization entities for re-securitization. We have acquired CDO equity securities from the Acacia entities. If the residential CES sold to Acacia do not perform well, this would likely reduce our investment returns from the Acacia CDO equity securities we own.

        We believe that the outlook for investing in new jumbo residential real estate CES is reasonably favorable. We expect that the supply of residential CES may decline should origination volumes decline or if banks and savings and loans retain or increase purchases of loans for their portfolios. In addition, there is increasing competition to acquire these securities, and pricing for these assets has increased in recent quarters. Nevertheless, we expect we can continue to find a sufficient volume of investment opportunities in these securities to meet our needs, and we expect we will continue to be able to acquire these assets at prices that can generate attractive long-term returns. In general, we expect house prices to increase over time (thus reducing our credit risk on our loans), in part because the restrictions on new construction and the lack of raw land in most jumbo loan neighborhoods limit supply relative to demand.

        As noted in the discussion of residential loans above, lower credit losses and faster prepayments benefit our investment returns from residential CES. In addition, calls of these securities generally increase our economic returns. The sponsor (or another party that owns call rights) of these residential loan securitizations usually has a right to call, or buy back at a price equal to par value, all the ABS securities issued by the trust when the remaining balance of loans in the securitized loan pool is less than 10% of the original securitized balance. To the extent that we own residential CES that we acquired at a discount and that have a remaining principal balance, the call of these securities at par value usually increases our economic and GAAP returns from those securities. However, there is a potential reinvestment issue with calls. Typically, our highest-yielding residential CES get called. A large portion of the funds we receive from a call represents taxable income gains (usually capital gains) that we distribute to stockholders as dividends. We reinvest the remainder of the funds; however, the GAAP income we typically can generate from new assets with the funds remaining for reinvestment is typically less than we were earning from the asset that was called. Calls thus can increase our earnings at the time of call (and would tend to increase our near-term dividend distributions) but tend to reduce our on-going earnings results.

Commercial Real Estate Loans

        While our primary investment focus is securities backed by high-quality residential real estate loans, we also invest in commercial real estate loans and securities. Starting in 1998, we originated commercial real estate loans for our portfolio. Currently, we no longer originate many commercial loans, and our general goal is to acquire commercial real estate loans or work jointly with originators of commercial loans to structure commercial loan participations (we usually acquire the junior participation). For certain loans, we are still effectively the originator. We finance our commercial real estate loan portfolio with equity if the loans are intended as a permanent investment. We also may sell commercial loans to Acacia securitization entities from which we acquire CDO equity securities for our permanent investment portfolio. We intend to acquire (or originate) commercial real estate loans, junior commercial loan participations, mezzanine commercial loans, commercial real estate loan securities, and commercial CES in the future. In addition, we may acquire interests in joint ventures of other entities that invest in these types of commercial loans and securities.

        To date, we have had few delinquencies and losses on our investments in commercial real estate loans. However, a slowing economy, and factors particular to each commercial loan, could cause credit losses in the future. As this occurs, we would provide for future losses for GAAP purposes by creating a specific credit reserve on a loan-by-loan basis.

Securities Portfolio

        Our “securities portfolio”, as reported on our GAAP consolidated balance sheet, consists of real estate securities including prime residential, HELOC, sub-prime residential, manufactured housing, second-lien residential, commercial real estate investment-grade and CES, real estate CDO securities (including CDO “equity” and preference share securities), and corporate debt issued by equity REITs that own commercial real estate properties. As investors in these mostly investment-grade and BB-rated securities, we are typically exposed to the credit risk of the underlying real estate loans, but we also benefit for most of these securities (except for those assets in first-loss position) from some credit-enhancement from first-loss or other junior securities that are owned by others.

        Our reported consolidated securities portfolio contains a small amount of equity-funded securities (typically first-loss and second-loss commercial and CDO assets) we intend to keep in our permanent investment portfolio, a variable amount (usually up to $300 million) of debt-funded securities we are holding temporarily for future sale to an Acacia ABS entity, and (for the bulk of this portfolio) securities we have sold to Acacia ABS entities but that are included on our GAAP consolidated balance sheet. Our exposure to securities sold to Acacia entities is generally limited to any investment we make in the CDO equity securities issued by those entities.

        Not all of the securities we own are included in our “securities portfolio” as reported on our GAAP consolidated balance sheet. This “securities portfolio” does not include residential CES (acquired from securitizations sponsored by us or by others). It includes some residential IOS, but not those acquired from securitizations sponsored by us (since the assets and liabilities of these trusts are consolidated on our GAAP consolidated balance sheet, the actual securities we own are not shown). It does not include the OC securities we acquired from the HELOC securitization we sponsored. It does not include CDO equity securities we have acquired from Acacia resecuritization entities, although many of the securities owned by Acacia are shown in “securities portfolio” because the assets and liabilities of the Acacia entities are consolidated on our reported GAAP consolidated balance sheet.

        To the extent we sponsor the resecuritization of fixed-rate and hybrid securities within Acacia entities, an interest rate mismatch is created, as the asset-backed securities issued by Acacia are generally adjustable-rate securities. Acacia typically enters into an interest rate swap to reduce any such mismatch. This swap usually cannot be efficiently changed during the life of the securitization. To mitigate any mismatches that may arise over time within the Acacia securitization entities, we may enter into interest rate agreements outside of Acacia.

        We continue to acquire diverse residential real estate loan securities, commercial real estate loan securities, equity and debt interests in real estate oriented CDOs, and corporate bonds issued by REITS, in each case primarily rated AA, A, BBB, and BB. We sell most of the securities we acquire to Acacia bankruptcy-remote securitization entities. Acacia issues CDO asset-backed securities to fund the acquisition of these assets. We consolidate Acacia’s assets, and we reflect Acacia’s issuance of CDO asset-backed securities as ABS securities obligations on our GAAP consolidated balance sheet. We intend to continue to sponsor Acacia CDO resecuritization transactions so long as we believe the proceeds from sale of CDO ABS securities (including the market value of the CDO equity securities we typically acquire for our permanent investment portfolio) will be greater than or equal to the cost of accumulating the securities we sell to these trusts. In addition, we may undertake a “high-grade” CDO securitization in which we accumulate primarily AA rated (as well as AAA and A rated) securities (mostly real estate related) for resecuritization. High-grade CDOs are typically relatively large in size ($1 billion is not uncommon), so accumulation risk could be an issue. Also, the security that we intend to acquire from such a high-grade CDO securitization, the CDO equity ABS, would be highly leveraged with respect to the credit performance of the underlying high-grade securities portfolio.

        We also intend to acquire additional real estate securities to be held for the long term in our permanent investment portfolio. As part of this effort, we are seeking to increase our investments in commercial CES. This will expose us to additional first-loss credit risk with respect to the commercial real estate loans underlying these securities. We may invest in commercial CES in conjunction with partners.

        With regard to investing in real estate securities, and sponsoring CDO-type resecuritizations of real estate securities, we believe we have certain advantages relative to other capital markets investors and financial institutions. We believe we are an efficient company with capable and experienced professional staff. We are not burdened by over-regulation and we benefit from certain REIT-related tax advantages.

Our Operations

        Our staff consists of product teams that work to acquire attractive real estate investments, sponsor securitizations, and increase our profitability over time. Our finance staff participates on these teams, and manages our overall balance sheet, borrowings, interest rate hedging, cash position, accounting, finance, tax, equity issuance, and investor relations.

        We build and maintain relationships with mortgage originators and securities firms, such as: banks that are likely to sell real estate loan portfolios; Wall Street investment firms that broker real estate securities; mortgage servicing companies that process payments for us and assist with loss mitigation; technology and information providers that help us conduct our business more effectively; banks and Wall Street investment firms that provide us credit and assist with our sponsorship of the issuance of asset-backed securities; commercial property owners and other participants in the commercial real estate loan market; and the capital markets investors that buy asset-backed securities from the securitization trusts we sponsor.

        We evaluate, underwrite, and execute real estate asset acquisitions. Some of the factors that we take into consideration are: asset yield characteristics; liquidity; anticipated credit losses; expected prepayment rates; the cost and type of funding available for the particular asset as we hold it temporarily prior to securitization; the ability of a permanent investment to earn an equity rate of return on the 100% equity capital we allocate to that investment; the cost of any hedging that might be employed; potential market value fluctuations; contribution to our overall asset/liability objectives; potential earnings volatility in adverse scenarios; and cash flow characteristics.

        We monitor and actively manage our credit risks. We work closely with our residential and commercial mortgage servicers, especially with respect to delinquent loans. While procedures for working out troubled credit situations for residential loans are relatively standardized, we still find that an intense focus on assisting and monitoring our servicers in this process yields good results. We work to enforce the representations and warranties of the companies that sell us loans, requiring that they meet their obligations to repurchase loans if there is a breach of the contractual covenants and representations established at the time of our purchase. If the loans that underlie one of our investments start to under-perform our expectations, or if a servicer is not fully cooperative with our monitoring efforts, we may seek to sell the security we have invested in at the earliest opportunity before its market value is diminished.

        Prior to acquiring a CES, we typically review origination processes, servicing standards, and individual loan data. In some cases, we underwrite individual loan files. Prior to acquiring whole loans for securitization, we conduct a legal document review of the loans, review individual loan characteristics, and underwrite loans that appear to have higher risk characteristics.

        We actively monitor and adjust the asset/liability characteristics of our balance sheet. We follow our internal risk-adjusted capital guidelines, seeking to make sure that we are sufficiently capitalized to hold our assets to maturity through periods of market fluctuation. We monitor our cash levels, the liquidity of our assets, the stability of our borrowings, and our projected cash flows and market values to make sure that we maintain a strong liquidity position. We generally seek to match the interest rate characteristics of our assets (including, if we own an IOS that is affected by interest rate changes, the assets within securitization trusts consolidated on our reported GAAP consolidated balance sheet) and liabilities (including, if we own a relevant IOS, the asset-backed securities issued by securitization trusts that are consolidated on our GAAP consolidated balance sheet). If we cannot achieve our matching objectives on-balance sheet, we use interest rate hedge agreements to adjust our overall asset/liability mix. We monitor potential earnings fluctuations and changes in cash flows from prepayments. We project credit losses and cash flows from our credit-sensitive assets, and reassess our credit provisions and reserves, based on information from our loss mitigation efforts, borrower credit trends, and housing price trends. We monitor the market values of our assets and liabilities by reviewing pricing from external and internal sources.

        In order to accumulate loans and securities for future securitization transactions (and also for liquidity management purposes), we utilize short-term borrowings from a variety of counter-parties. We structure securitizations and work with the credit rating agencies to get optimal ratings and efficient financing structures for the securities we issue.

Employees

        As of September 20, 2004, we employed 57 people at Redwood Trust and our subsidiaries.

FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain federal income tax considerations relevant to Redwood Trust and its stockholders. This discussion is based on existing United States federal income tax law, which is subject to change, possibly retroactively. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of its personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the limited extent discussed below, tax-exempt entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that stockholders will hold their common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. Stockholders are advised to consult their tax advisors as to the specific tax consequences to them of purchasing, holding, and disposing of the common stock, including the application and effect of federal, state, local, and foreign income and other tax laws.

        In reading the tax disclosure set forth below, it should be noted that although Redwood Trust is combined with all of its subsidiaries for financial accounting purposes, for federal income tax purposes only Redwood Trust and Sequoia Mortgage Funding Corporation (and their assets and income) constitute the REIT, and Redwood Trust’s remaining domestic subsidiaries constitute a separate consolidated group subject to regular corporate income taxes. Redwood’s foreign subsidiaries (i.e., Acacia CDO 1, Ltd., Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., Acacia CDO 4, Ltd., and Acacia CDO 5, Ltd.) are not generally subject to U.S. corporate income taxes (see “— Taxable REIT Subsidiaries” below).

General

        In the opinion of Chapman and Cutler LLP, our special tax counsel, Redwood Trust, exclusive of any taxable REIT subsidiaries, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through June 30, 2004, the date of our latest unaudited financial statements received by special tax counsel. However, whether we do and continue to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of our operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of our operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements for REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether we will in fact qualify as a REIT under the Code in all events and for all periods.

        The opinions of special tax counsel are based upon existing law, including the Code, existing Treasury Department regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which are subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect us or our stockholders.

        If we failed to qualify as a REIT in any particular year, we would be subject to federal income tax as a regular, domestic corporation, and our stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, we could be subject to potentially substantial income tax liability in respect of each tax year that we fail to qualify as a REIT as well as the four tax years following the year of the failure and, as a result, the amount of earnings and cash available for distribution to our stockholders could be significantly reduced.

        The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

Stock Ownership Tests

        Our capital stock must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the tax year. Under the Code, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals for these purposes. We must satisfy these stock ownership requirements each tax year. We must solicit information from certain of our stockholders to verify ownership levels and must maintain records regarding those who do not respond. Our charter imposes certain repurchase obligations and restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the “five or fewer” requirement, the “good faith” exemption is available.

Asset Tests

        We must generally meet the following asset tests (the REIT Asset Tests) at the close of each quarter of each tax year:

•	at least 75% of the value of the REIT’s total assets must consist of qualified real estate assets, government securities, cash, and cash items (the 75% Asset Test);

•	the value of the REIT’s assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of the REIT’s assets;

•	the value of the REIT’s assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 20% of the value of the REIT’s total assets; and

•	the value of securities held by the REIT, other than those of a taxable REIT subsidiary or taken into account for purposes of the 75% Asset Test, must not exceed either (i) 5% of the value of the REIT’s total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding vote or value of any such issuer’s securities.

        For purposes of the above tests, the term “value” generally means, with respect to securities for which market quotations are readily available, the market value of such securities, and with respect to other securities and assets, fair value as determined in good faith by the REIT.

        In applying the above tests, a REIT is generally required to re-value all of its assets at the end of any quarter in which it acquires a substantial amount of new securities or other property other than qualified real estate assets. We intend to monitor closely the purchase, holding, and disposition of the REIT’s assets in order to comply with the REIT Asset Tests. We expect that substantially all of our assets will be qualified real estate assets and intend to limit or hold through taxable REIT subsidiaries any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, we intend to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

Gross Income Tests

        We must generally meet the following gross income tests (the REIT Gross Income Tests) for each tax year:

•	at least 75% of the REIT’s gross income must be derived from certain specified real estate sources including interest income and gain from the disposition of qualified real estate assets, foreclosure property or “qualified temporary investment income” (i.e., income derived from “new capital” within one year of the receipt of such capital) (the 75% Gross Income Test); and

•	at least 95% of the REIT’s gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire qualified real estate assets) not held for sale in the ordinary course of business (the 95% Gross Income Test).

        We intend to maintain our REIT status by carefully monitoring our income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In accordance with the Code, we treat income generated by interest rate caps and other hedging instruments undertaken by the REIT as qualifying income for purposes of the 95% Gross Income Tests to the extent the related interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets. In addition, we treat income generated by dispositions or terminations of such hedging instruments by the REIT as qualifying or non-qualifying income for purposes of the 95% Gross Income Test depending on whether the income constitutes gains from the sale of securities as defined by the Investment Company Act of 1940. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets by the REIT to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in qualifying income of the REIT which results in the non-qualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall is paid. See “— Taxation of Redwood Trust” below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code.

Distribution Requirements

        We generally are required to distribute to our stockholders an amount equal to at least 90% of our REIT taxable income determined before deduction of dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

        The Internal Revenue Service, or IRS, has ruled generally that if a REIT’s dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. We maintain a Direct Stock Purchase and Dividend Reinvestment Plan, or DRP, and intend that the terms of our DRP will comply with the IRS public ruling guidelines for such plans.

        If we fail to meet the distribution test as a result of an adjustment to our REIT taxable income by the IRS, we may be able to avoid disqualification as a REIT by paying a “deficiency” dividend within a specified time period and in accordance with other requirements set forth in the Code. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

Qualified REIT Subsidiaries

        A Qualified REIT Subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation, our wholly-owned subsidiary, is treated as a Qualified REIT Subsidiary. As such its assets, liabilities, and income are generally treated as assets, liabilities, and income of the REIT for purposes of each of the above REIT qualification tests.

Taxable REIT Subsidiaries

        A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a Taxable REIT Subsidiary. Effective January 1, 2001, RWT Holdings, Inc., or Holdings, and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings’ other subsidiaries as Taxable REIT Subsidiaries of Redwood Trust. Since 2001, Redwood Trust has made Taxable REIT Subsidiary elections for Acacia CDO 1, Ltd., Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., Acacia CDO 4, Ltd. and Acacia CDO 5, Ltd. As Taxable REIT Subsidiaries, they are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of Redwood Trust for purposes of each of the above REIT qualification tests.

        We generally intend to engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through our Taxable REIT Subsidiaries. In addition, we generally intend to make a Taxable REIT Subsidiary election with respect to any other corporation in which we acquire equity or equity-like securities constituting more than 10% by vote or value of such corporation’s equity and that is not otherwise a Qualified

REIT Subsidiary. However, the aggregate value of all of our Taxable REIT Subsidiaries must be limited to 20% of the total value of the REIT’s assets. In addition, we will be subject to a 100% penalty tax on any rent, interest, or other charges that we impose on any Taxable REIT Subsidiary in excess of an arm’s length price for comparable services. We expect that any rents, interest, or other charges imposed on Holdings or any other Taxable REIT Subsidiary will be at arm’s length prices.

        We generally expect to derive income from our Taxable REIT Subsidiaries by way of dividends. Such dividends are not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with our other non-real estate source income, such income must be limited to 25% of the REIT’s gross income each year. We will monitor the value of our investment in, and the distributions from, our Taxable REIT Subsidiaries to ensure compliance with all applicable REIT income and asset tests.

        Taxable REIT Subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to their stockholders, including Redwood Trust, as dividend distributions. The Acacia entities are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation (although income from our equity investments in the Acacia entities is generally includable in REIT taxable income or the taxable income of our other Taxable REIT Subsidiaries that are its stockholders). There is no guarantee that the IRS will not take the position that the Acacia entities are doing business in the U.S., which position, if sustained, would subject the Acacia entities to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then the Acacia entities would generally only be able to contribute net after-tax earnings to REIT dividend distributions.

Taxation of Redwood Trust

        In any year in which Redwood Trust qualifies as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to our stockholders. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

        In addition, notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. As described above, if the REIT fails to satisfy the REIT Gross Income Tests, but nonetheless maintains its qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which the REIT fails either the 75% or the 95% Gross Income Test. We will also be subject to a tax of 100% on net income the REIT derives from any “prohibited transaction,” which refers to dispositions of property held by the REIT classified as “property held for sale to customers in the ordinary course of business” of the REIT (i.e., “dealer” property). We do not believe that we have or will engage in transactions that would result in the REIT being classified as a dealer or deemed to have disposed of dealer property; however, there can be no assurance that the IRS will agree. If the REIT has (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed, will be imposed on us for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of the REIT “ordinary income,” plus (2) 95% of the REIT capital gain net income, plus (3) any undistributed income remaining from earlier years. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

        If we fail any of the above described REIT qualification tests in any tax year and the relief provisions provided by the Code do not apply, the REIT would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from re-electing REIT status for the four tax years following the year in which it became disqualified.

        We may also voluntarily revoke our election to be taxed as a REIT, although we have no intention of doing so, in which event we will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four tax years.

        We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. In order to maintain our REIT status, we may be required to limit the types of assets that the REIT might otherwise acquire, or hold certain assets at times when we might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

Taxation of Stockholders

        For any tax year in which we are treated as a REIT for federal income tax purposes, distributions (including constructive or in-kind distributions) made to holders of common stock other than tax-exempt entities (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to those holders to the extent of the REIT’s current and accumulated earnings and profits as determined for federal income tax purposes. If the amount distributed exceeds a stockholder’s allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder’s adjusted basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

        Distributions designated by us as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed the REIT’s actual net capital gain for the tax year. Alternatively, we can also elect by written notice to our stockholders to designate a portion of the REIT’s net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, each stockholder that generally would be required to include the deemed capital gains dividend in its income, will be entitled to claim a credit or refund on its tax return for the tax paid by the REIT with respect to such deemed dividend, and will be entitled to increase its tax basis in our shares by an amount equal to the excess of the deemed capital gain dividend over the tax deemed paid by it.

        Distributions by us, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by us characterized as ordinary income generally will not be subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by us characterized as capital gain distributions recognized subsequent to May 5, 2003, will be subject to the reduced 5% and 15% tax rates made effective by the Jobs and Growth Relief Reconciliation Tax Act of 2003.

        In the event that we realize a loss for the tax year, stockholders will not be permitted to deduct any share of that loss. Further, if we (or a portion of our assets) were to be treated as a taxable mortgage pool, or if we were to hold residual interests in real estate mortgage investment conduits, or REMICs, or financial asset securitization investment trusts, or FASITs, any “excess inclusion” income derived therefrom and allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

        Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received by the stockholder on December 31 of the tax year in which they are declared and not on the date actually received. In addition, we may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but stockholders will be treated as having received such dividend in the tax year in which the distribution is made.

        Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. We are not currently, and do not expect to be, a closely-held REIT.

        Upon a sale or other disposition of the common stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder’s adjusted basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of designated capital gain dividends received by such stockholder. If stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

        DRP participants will generally be treated as having received a dividend distribution, subject to tax as ordinary income, in an amount equal to the fair market value of the common stock purchased with the reinvested dividend proceeds generally on the date we credit such common stock to the DRP participant’s account, plus brokerage commissions, if any, allocable to the purchase of such common stock. DRP participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

        If we make a distribution of stockholder rights with respect to its common stock, such distribution generally will not be treated as taxable when made. However, if the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock, or if the stockholder so elects regardless of the value of the rights, the stockholder must make an allocation of its existing tax basis between the rights and the common stock based on their relative value on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder’s basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable based on the value of the rights on the date of distribution.

        We are required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of our stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information we have received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

        In any year in which we do not qualify as a REIT, distributions made to our stockholders would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and stockholders would not receive any share of our tax preference items. In such event, however, we would be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to our stockholders could be significantly reduced or eliminated.

Taxation of Tax-Exempt Entities

        Subject to the discussion below regarding a “pension-held REIT,” a tax-exempt stockholder is generally not subject to tax on distributions from us or gain realized on the sale of the common stock or preferred stock, provided that such stockholder has not incurred indebtedness to purchase or hold our common stock or preferred stock, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that we, consistent with our stated intent, do not form taxable mortgage pools or hold residual interests in REMICs or FASITs that give rise to “excess inclusion” income as defined under the Code. However, if the REIT were to hold a residual interest in a REMIC or FASIT, or if a pool of the REIT’s assets were to be treated as a “taxable mortgage pool,” a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income or UBTI. Although we do not intend to acquire such residual interests at the REIT or believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

        If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a “pension-held REIT” at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a “pension-held REIT” is a REIT (i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the equity interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the equity interests in such REIT. Assuming compliance with the ownership limit provisions in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

        Distributions to certain types of tax-exempt stockholders exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable “set aside” and reserve requirements.

State and Local Taxes

        We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Redwood Trust and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common stock.

Certain United States Federal Income Tax Considerations Applicable to Foreign Holders

        The following discussion summarizes certain United States federal tax consequences of the acquisition, ownership and disposition of common stock or preferred stock by an initial purchaser that, for United States federal income tax purposes, is a “Non-United States Holder.” A Non-United States Holder is any beneficial holder that is: not a citizen or resident of the United States; not a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; and not an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to any particular Non-United States Holder’s acquiring, holding, and disposing of common stock or preferred stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Dividends

        Dividends paid by us out of earnings and profits, as determined for United States federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the holder’s adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder’s United States federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of our earnings and profits. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax).

        For any year in which we qualify as a REIT, distributions to a Non-United States Holder that are attributable to gain from the sales or exchanges by us of “United States real property interests” will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount may be credited against the Non-United States Holder’s FIRPTA tax liability. It should be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as “United States real property interests.”

Gain on Disposition

        A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a business in the United States by a Non-United States Holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

        Gain recognized by a Non-United States Holder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if we are a “domestically-controlled REIT,” which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of our stockholders are believed to be Non-United States Holders, we anticipate that we will qualify as a “domestically-controlled REIT.” Accordingly, a Non-United States Holder should not be subject to United States federal income tax from gains recognized upon disposition of its shares.

Information Reporting and Backup Withholding

        We will report to our U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to us.

UNDERWRITING

        We have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the respective numbers of shares of our common stock set forth below.

Underwriters	Number of Shares

JMP Securities LLC	700,000
Jefferies & Company, Inc.	300,000

Total	1,000,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below if any are taken.

        The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.31 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

        Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the initial closing, to purchase up to 150,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, solely to cover over-allotments.

        To the extent that the underwriters exercise their option, the underwriters will become obligated, subject to some conditions, to purchase all 150,000 shares subject to the option, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

        We and each of our directors and executive officers have agreed, subject to specified exceptions, including optional cash payments under our direct stock purchase and dividend reinvestment plan, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of JMP Securities LLC. This restriction terminates at the close of trading on the 60th day, after (and including) the day the common stock issued in this offering commences trading on the New York Stock Exchange. However, JMP Securities LLC may, in its sole discretion and at any time or from time to time before the termination of the 60-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between JMP Securities LLC and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

        In addition, we have agreed that during the lock-up period we will not, without the prior written consent of JMP Securities LLC, consent to the disposition of any shares held by stockholders subject to market stand-off agreements, nor will we consent to the removal of restrictive legends from shares of our common stock, subject to certain limited exceptions, prior to the expiration of such lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering; provided, however, that we may issue and sell our common stock pursuant to our existing stock option, stock ownership and direct stock purchase and dividend reinvestment plans that are in effect as of the date of this prospectus supplement, and that we may issue our common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement.

        We have further agreed that we will not grant any request for a waiver relating to optional cash payment under our dividend reinvestment plan in excess of $10,000 if, as a result of granting such request, (1) the aggregate proceeds to us from all sales of our common stock during the period beginning on the date of the underwriting agreement and ending on the thirtieth day after the date of the underwriting agreement pursuant to granted waiver requests would exceed $5,000,000, or (2) the aggregate proceeds to us from all sales of our common stock during the period beginning on the thirty-first day after the date of the underwriting agreement and ending sixty days after the shares issued in this offering initially commence to trade on the New York Stock Exchange pursuant to granted waiver requests would exceed $5,000,000.

        The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

        The following table summarizes the discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid By Us

	No	Full
	Exercise	Exercise

Per share	$2.344	$2.344
Total	$2,344,000	$2,695,600

        We expect to incur expenses of approximately $200,000 in connection with this offering.

        We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

        Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

        If the underwriters create a short position in common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus supplement, the underwriters may reduce the short position by purchasing shares of our common stock in the open market. This is known as a “syndicate covering transaction.” The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

        Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members’ short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of the purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security.

EXPERTS

        The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Selected legal matters relating to the common stock will be passed on for us by Venable LLP, Baltimore, Maryland. Legal matters relating to our tax status as a REIT will be passed on for us by Chapman and

Cutler LLP, San Francisco, California. Certain legal matters will be passed on for the underwriters by O’Melveny & Myers LLP, San Francisco, California.

INCORPORATION BY REFERENCE

        The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement.

        We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Definitive Proxy Statement on Schedule 14A filed April 2, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	Our Current Report on Form 8-K filed September 3, 2004; and

•	The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

        Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement modifies or supersedes that statement.

        You may obtain copies of all documents which are incorporated in this prospectus supplement by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone (415) 389-7373.

PROSPECTUS
May 13, 2004

COMMON STOCK, PREFERRED STOCK, WARRANTS,

AND STOCKHOLDER RIGHTS TO PURCHASE
COMMON STOCK AND PREFERRED STOCK

$384,075,000

RWT

REDWOOD TRUST, INC.

             By this prospectus, we may offer, from time to time, securities consisting of:

•	shares of our common stock

•	shares of our preferred stock

•	any warrants to purchase our common stock or preferred stock

•	rights to purchase our common stock or preferred stock issued to our stockholders

•	any combination of the foregoing

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

        This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

        The New York Stock Exchange lists our common stock under the symbol “RWT.”

        To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2004

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may offer and sell any combination of the securities covered by this prospectus in one or more offerings up to a total dollar amount of $384,075,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This prospectus and the documents incorporated by reference herein contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

        Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage loans and mortgage securities, our ability to obtain financing, the terms of any financing and other factors described in this prospectus.

THE COMPANY

        Redwood Trust, Inc. is a real estate finance company specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide. We also finance U.S. real estate in a number of other ways, including through our investment portfolio (investment-grade mortgage securities) and our commercial loan portfolio. Our primary source of revenues is monthly payments made by homeowners on their mortgages. Our primary expense is the cost of borrowed funds. Since we are structured as a Real Estate Investment Trust (REIT), we distribute the bulk of our net earnings to stockholders as dividends. Our REIT status permits us to deduct dividend distributions to stockholders from our taxable income, thereby eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. We are self-advised and self-managed. Our principal executive offices are located at One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone 415-389-7373.

USE OF PROCEEDS

        Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the securities for acquisition of mortgage assets and general corporate purposes. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term or adjustable-rate indebtedness. If we intend to use the net proceeds from a sale of securities to finance a significant acquisition of a business, a related prospectus supplement will describe the material terms of such acquisition.

DESCRIPTION OF SECURITIES

General

        The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under “Available Information” and are incorporated by reference herein.

        We may offer under this prospectus one or more of the following types of securities: shares of common stock, par value $0.01 per share; shares of preferred stock, in one or more classes or series; common stock warrants; preferred stock warrants; stockholder rights; and any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

        Our current authorized equity capitalization consists of 50 million shares which may be comprised of common stock and preferred stock. The common stock is listed on the New York Stock Exchange, and we intend to so list any additional shares of our common stock which are issued and sold hereunder. We may elect to list any future class or series of our securities issued hereunder on an exchange, but we are not obligated to do so.

Common Stock

        Common stockholders are entitled to receive dividends when, as and if declared by our board of directors, out of legally available funds. In the event any future class or series of preferred stock is issued, dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. If we have a liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all of our assets available for distribution after payment of all our debts and other liabilities and the payment of all liquidation and other preference amounts to preferred stockholders then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock.

        Each holder of common stock is entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights, if any, of any class or series of preferred stock that may be outstanding from time to time. Our charter and bylaws contain no restrictions on our repurchase of shares of the common stock. All the outstanding shares of common stock are, and additional shares of common stock will be, validly issued, fully paid and nonassessable.

Preferred Stock

        Our board of directors is authorized to designate with respect to each class or series of preferred stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, including any anti-dilution provisions, and the voting rights, if any.

        Any preferred stock issued may rank prior to the common stock as to dividends and will rank prior to the common stock as to distributions in the event of our liquidation, dissolution or winding up. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of common stockholders. The shares of any future class or series of preferred stock will be, validly issued, fully paid and nonassessable.

Securities Warrants

        We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrants certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

        If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

•	the offering price;

•	the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;

•	the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;

•	the date on and after which such securities warrants and any related securities will be transferable separately;

•	the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrant and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;

•	the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;

•	federal income tax considerations; and

•	any other material terms of such securities warrants.

        Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust.

Stockholder Rights

        We may issue, as a dividend at no cost, stockholder rights to holders of record of our securities or any class or series thereof on the applicable record date. If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities pursuant to the terms set forth in the applicable prospectus supplement.

        If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

•	record date;

•	subscription price;

•	subscription agent;

•	aggregate number of shares of preferred stock or shares of common stock purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights;

•	the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;

•	federal income tax considerations; and

•	and other material terms of such stockholder rights.

        In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

        Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust, except to the extent described in the related prospectus supplement.

Restrictions on Ownership and Transfer and Repurchase of Shares

        In order that we may meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding beneficial ownership of a number of shares of common stock or preferred stock (collectively, the “capital stock”) in excess of 9.8% of the outstanding shares of the related class of capital stock. For this purpose, the term “beneficial ownership” means beneficial ownership, as determined under Rule 13d-3 under the Securities Exchange Act of 1934, of capital stock by a person, either directly or constructively under the constructive ownership provisions of Section 544 of the Code and related provisions.

        Under the constructive ownership rules of Section 544 of the Code, a holder of a warrant will be treated as owning the number of shares of capital stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, respectively. The rules may also attribute ownership of securities owned by family members to other members of the same family and treat securities with respect to which a person has an option to purchase as actually owned by that person. The rules further provide when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owing not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

        Any transfer of shares of capital stock warrants that would cause us to be disqualified as a REIT or that would create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or result in the shares of capital stock being beneficially owned, within the meaning of Section 856(a) of the Code, by fewer than 100 persons, determined without any reference to any rules of attribution, or result in us being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to those shares or warrants. These restrictions on transferability and ownership will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

        Any purported transfer of shares of capital stock or warrants that would result in a purported transferee owning, directly or constructively, shares in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute excess securities. Excess securities will be transferred by operation of law to Redwood Trust as trustee for the exclusive benefit of the person or persons to whom the excess securities are ultimately transferred, until such time as the purported transferee retransfers the excess securities. While the excess securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of capital stock. Subject to the 9.8% ownership limit, excess securities may be transferred by the purported transferee to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically be exchanged for the stock or warrants, as the case may be, to which the excess securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to us. In addition, such excess securities held in trust are subject to purchase by us at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such excess securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), reduced by the amount of any distributions received in violation of the charter that have not been repaid to us, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by us as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by our board of directors, reduced by the amount of any distributions received in violation of the charter that have not been repaid to us.

        Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock or warrants except the right to payment of the purchase price for the shares of capital stock or warrants on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

        All certificates representing shares of capital stock and warrants will bear a legend referring to the restrictions described above.

        Any person who acquires shares or warrants in violation of our Charter, or any person who is a purported transferee such that excess securities result, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determined the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0%, during any period in which the number of record stockholders is 2,000 or more, or 1.0%, during any period in which the number of record stockholders is greater than 200 but less than 2,000 or more, or  1/2%, during any period in which the number of record stockholders is 200 or less, of the number or value of our outstanding shares must send us an annual written notice by January 31 describing how the shares are held. Further, each stockholder upon demand is required to disclose to us in writing such information with respect to the direct and constructive ownership of shares and warrants as our board deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        Our board may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our board may, pursuant to our Charter, waive the 9.8% ownership limit for a purchaser of our stock. As a condition to such waiver the intended transferee must give written notice to the board of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board may also take such other action as it deems necessary or advisable to protect our status as a REIT.

        The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

Maryland Control Share Acquisition Statute

        The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. “Control shares” do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

        A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the “control shares,” except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of “control share acquisitions.”

        The “control share acquisition” statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the charter or bylaws of the corporation adopted prior to the acquisition of the shares. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if the acquisition would be in our stockholders’ best interests.

Classification of Board of Directors, Vacancies and Removal of Directors

        Our Bylaws provide for a staggered Board of Directors divided in to three classes, with terms of three years each. The number of directors in each class and the expiration of each class term, as of the date of this prospectus, are as follows;

Class I	3 Directors	Expires 2007
Class II	3 Directors	Expires 2005
Class III	2 Directors	Expires 2006

        At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A staggered Board of Directors may delay, defer or prevent a change in our control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a staggered Board of Directors could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors in two years.

        Our Bylaws provide that any vacancy on our Board of Directors may be filled by a majority vote of the remaining directors. Any individual so elected director will hold office for the remaining term of the director that he or she is succeeding. Maryland law provides that if the directors have been divided into classes, a director may not be removed without cause by the stockholders.

Transfer Agent and Registrar

        Computershare Investor Services LLC is the transfer agent and registrar with respect to our securities.

FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of securities. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor’s particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/ dealers, foreign corporations and persons who are not citizens or residents of the United States.

        Each prospective purchaser of securities is advised to (i) review the “Federal Income Tax Considerations” in any prospectus supplement dated after the date of this prospectus for updates on material changes in such tax considerations and (ii) consult with his or her own tax advisor regarding the specific consequences to him or her of the purchase, ownership and sale of securities, including the federal, state, local, foreign and other tax considerations of such purchase, ownership and sale and the potential changes in applicable tax laws.

General

        In the opinion of Chapman and Cutler LLP, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through December 31, 2003, the date of Redwood Trust’s latest audited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust’s operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust’s planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

        The opinions of special tax counsel are based upon existing law, including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

        If Redwood Trust failed to qualify as a REIT in any particular year, it would be subject to federal income tax as a regular, domestic corporation, and its stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, Redwood Trust could be subject to potentially substantial income tax liability in respect of each tax year that it fails to qualify as a REIT as well as the four tax years following the year of the failure and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced.

        The following is a brief summary of certain technical requirements that Redwood Trust must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

Stock Ownership Tests

        The capital stock of Redwood Trust must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of Redwood Trust’s capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the tax year. Under the Code, most tax-exempt entities including employee benefit trusts and charitable trusts (but excluding trusts described in 401(a) and exempt under 501(a)) are generally treated as individuals for these purposes. Redwood Trust must satisfy these stock ownership requirements each tax year. Redwood Trust must solicit information from certain of its stockholders to verify ownership levels and maintain records regarding those who do not respond. Redwood Trust’s Articles of Incorporation impose certain repurchase obligations and restrictions regarding the transfer of Redwood Trust’s shares in order to aid in meeting the stock ownership requirements. If Redwood Trust were to fail either of the stock ownership tests, it would generally be disqualified from REIT status, unless, in the case of the “five or fewer” requirement, the “good faith” exemption is available.

Asset Tests

        Redwood Trust must generally meet the following asset tests (“REIT Asset Tests”) at the close of each quarter of each tax year:

(a)	at least 75% of the value of Redwood Trust’s total assets must consist of qualified real estate assets, government securities, cash, and cash items (“75% Asset Test”);

(b)	the value of Redwood Trust’s assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of Redwood Trust’s assets;

(c)	the value of Redwood Trust’s assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 20% of the value of Redwood Trust’s total assets; and

(d)	the value of securities held by Redwood Trust, other than those of a taxable REIT subsidiary or taken into account for purposes of the 75% Asset Test, must not exceed either (i) 5% of the value of Redwood Trust’s total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding vote or value of any such issuer’s securities.

        In applying the above tests, a REIT is generally required to re-value all of its assets at the end of any quarter in which it acquires a substantial amount of new securities or other property other than qualified real estate assets. Redwood Trust intends to monitor closely the purchase, holding, and disposition of its assets in order to comply with the REIT Asset Tests. Redwood Trust expects that substantially all of its assets will be qualified real estate assets and intends to limit or hold through taxable REIT subsidiaries any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, Redwood Trust intends to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

Gross Income Tests

        Redwood Trust must generally meet the following gross income tests (“REIT Gross Income Tests”) for each tax year:

(a)	at least 75% of Redwood Trust’s gross income must be derived from certain specified real estate sources including interest income and gain from the disposition of qualified real estate assets, foreclosure property or “qualified temporary investment income” (i.e., income derived from “new capital” within one year of the receipt of such capital) (“75% Gross Income Test”); and

(b)	at least 95% of Redwood Trust’s gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire qualified real estate assets) not held for sale in the ordinary course of business (“95% Gross Income Test”).

        Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In accordance with the Code, Redwood Trust will treat income generated by its interest rate caps and other hedging instruments as qualifying income for purposes of the 95% Gross Income Tests to the extent the interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by Redwood Trust to acquire or carry real estate assets. In addition, Redwood Trust will treat income generated by other hedging instruments as qualifying or non-qualifying income for purposes of the 95% Gross Income Test depending on whether the income constitutes gains from the sale of securities as defined by the Investment Company Act of 1940. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in the qualifying income of Redwood Trust which results in the non-qualifying income exceeding 5% of gross income, Redwood Trust may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall is paid. See “— Taxation of Redwood Trust” below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code.

Distribution Requirement

        Redwood Trust generally is required to distribute to its stockholders an amount equal to at least 95% of Redwood Trust’s REIT taxable income determined before deduction of dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of Redwood Trust’s tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

        The Internal Revenue Service, or IRS, has ruled generally that if a REIT’s dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. Redwood Trust maintains a Direct Stock Purchase and Dividend Reinvestment Plan, or DRP, and intends that the terms of its DRP will comply with the IRS public ruling guidelines for such plans.

        If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust’s taxable income by the IRS, Redwood Trust may be able to avoid disqualification as a REIT by paying a “deficiency” dividend within a specified time period and in accordance with other requirements set forth in the Code. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

Qualified REIT Subsidiaries

        A Qualified REIT Subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary of Redwood Trust, is treated as a Qualified REIT Subsidiary. As such its assets, liabilities, and income are generally treated as assets, liabilities, and income of Redwood Trust for purposes of each of the above REIT qualification tests.

Taxable REIT Subsidiaries

        A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a Taxable REIT Subsidiary. Effective January 1, 2001, RWT Holdings, Inc., or Holdings, and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings’ other subsidiaries as Taxable REIT Subsidiaries of Redwood Trust. In 2002 and 2003, Redwood Trust made a Taxable REIT Subsidiary election for Acacia CDO 1, Ltd. and for Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., and Acacia CDO 4, Ltd., respectively each newly formed corporations. As Taxable REIT Subsidiaries, they are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of Redwood Trust for purposes of each of the above REIT qualification tests.

        Redwood Trust generally intends to engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through its Taxable REIT Subsidiaries. In addition, Redwood Trust generally intends to make a Taxable REIT Subsidiary election with respect to any other corporation in which it acquires equity or equity-like securities constituting more than 10% by vote or value of such corporation and that is not otherwise a Qualified REIT Subsidiary. However, the aggregate value of all of Redwood Trust’s Taxable REIT Subsidiaries must be limited to 20% of the total value of the REIT’s assets. In addition, Redwood Trust will be subject to a 100% penalty tax on any rent, interest, or other charges that it imposes on any Taxable REIT Subsidiary in excess of an arm’s length price for comparable services. Redwood Trust expects that any rents, interest, or other charges imposed on Holdings or any other Taxable REIT Subsidiary will be at arm’s length prices.

        Redwood Trust generally expects to derive income from its Taxable REIT Subsidiaries by way of dividends. Such dividends are not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with Redwood Trust’s other non-real estate source income, such income must be limited to 25% of the REIT’s gross income each year. Redwood Trust will monitor the value of its investment in, and the distributions from, its Taxable REIT Subsidiaries to ensure compliance with all applicable REIT income and asset tests.

        Taxable REIT Subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions. Acacia CDOs are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation (although income from our equity investments in the Acacia CDOs is generally includable in REIT taxable income or the taxable income of our other Taxable REIT Subsidiaries that are its stockholders). There is no guarantee that the IRS will not take the position that Acacia CDOs are doing business in the U.S., which position, if sustained, would subject them to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then the Acacia CDOs would generally only be able to contribute net after-tax earnings to REIT dividend distributions.

Taxation of Redwood Trust

        In any year in which Redwood Trust qualifies as a REIT, Redwood Trust will generally not be subject to federal income tax on that portion of its REIT taxable income or capital gain that is distributed to its stockholders. Redwood Trust will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

        In addition, notwithstanding its qualification as a REIT, Redwood Trust may also be subject to tax in certain other circumstances. As described above, if Redwood Trust fails to satisfy the REIT Gross Income Tests, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will generally be subject to a 100% tax on the greater of the amount by which Redwood Trust fails either the 75% or the 95% Gross Income Test. Redwood Trust will also be subject to a tax of 100% on net income derived from any “prohibited transaction,” which refers to dispositions of property classified as “property held for sale to customers in the ordinary course of business” (i.e., “dealer” property). Redwood Trust does not believe that it has or will engage in transactions that would result in it being classified as a dealer or deemed to have disposed of dealer property; however, there can be no assurance that the IRS will agree. If Redwood Trust has (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust’s “ordinary income,” (2) 95% of Redwood Trust’s capital gain net income, plus (3) any undistributed income remaining from earlier years. Redwood Trust may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

        If Redwood Trust fails any of the above described REIT qualification tests in any tax year and the relief provisions provided by the Code do not apply, Redwood Trust would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, Redwood Trust would also be disqualified from re-electing REIT status for the four tax years following the year in which it became disqualified.

        Redwood Trust may also voluntarily revoke its election to be taxed as a REIT, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four tax years.

        Redwood Trust intends to monitor on an ongoing basis its compliance with the REIT requirements described above. In order to maintain its REIT status, Redwood Trust may be required to limit the types of assets that it might otherwise acquire, or hold certain assets at times when it might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

Taxation of Stockholders

        For any tax year in which Redwood Trust is treated as a REIT for federal income tax purposes, distributions (including constructive or in-kind distributions) made to holders of common stock other than tax-exempt entities (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of Redwood Trust’s current and accumulated earnings and profits as determined for federal income tax purposes. If the amount distributed exceeds a stockholder’s allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder’s adjusted basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

        Distributions designated by Redwood Trust as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed Redwood Trust’s actual net capital gain for the tax year. Alternatively, Redwood Trust can also elect by written notice to its stockholders to designate a portion of its net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, each stockholder generally be required to include the deemed capital gains dividend in its income, will be entitled to claim a credit or refund on its tax return for the tax paid by Redwood Trust with respect to such deemed dividend, and will be entitled to increase its tax basis in Redwood Trust shares by an amount equal to the excess of the deemed capital gain dividend over the tax deemed paid by it.

        Distributions by Redwood, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by Redwood characterized as ordinary income will generally are not subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by Redwood characterized as capital gain distributions recognized subsequent to May 5, 2003, will be subject to the reduced 5% and 15% tax rates made effective by the Jobs and Growth Relief Reconciliation Tax Act of 2003.

        In the event that Redwood Trust realizes a loss for the tax year, stockholders will not be permitted to deduct any share of that loss. Further, if Redwood Trust (or a portion of its assets) were to be treated as a taxable mortgage pool, or if it were to hold residual interests in real estate mortgage investment conduits, or REMICs, or financial asset securitization investment trusts, or FASITs, any “excess inclusion” income derived therefrom and allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

        Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received by the stockholder on December 31 of the tax year in which they are declared and not on the date actually received. In addition, Redwood Trust may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but stockholders will be treated as having received such dividend in the tax year in which the distribution is made.

        Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a closely-held REIT.

        Upon a sale or other disposition of the common stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder’s adjusted basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of designated capital gain dividends received by such stockholder. If stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

        DRP participants will generally be treated as having received a dividend distribution, subject to tax as ordinary income, in an amount equal to the fair market value of the common stock purchased with the reinvested dividend proceeds generally on the date Redwood Trust credits such common stock to the DRP participant’s account, plus brokerage commissions, if any, allocable to the purchase of such common stock. DRP participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

        If Redwood Trust makes a distribution of stockholder rights with respect to its common stock, such distribution generally will not be treated as taxable when made. However, if the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock, or if the stockholder so elects regardless of the value of the rights, the stockholder must make an allocation of its existing tax basis between the rights and the common stock based on their relative value on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder’s basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable based on the value of the rights on the date of distribution.

        Redwood Trust is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

        In any year in which Redwood Trust does not qualify as a REIT, distributions made to its stockholders would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and stockholders would not receive any share of Redwood Trust’s tax preference items. In such event, however, Redwood Trust would be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

Taxation of Tax-Exempt Entities

        Subject to the discussion below regarding a “pension-held REIT,” a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of the common stock or preferred stock, provided that such stockholder has not incurred indebtedness to purchase or hold Redwood Trust’s common stock or preferred stock, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its stated intent, does not form taxable mortgage pools or hold residual interests in REMICs or FASITs that give rise to “excess inclusion” income as defined under the Code. However, if Redwood Trust was to hold a residual interest in a REMIC or FASIT, or if a pool of its assets were to be treated as a “taxable mortgage pool,” a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income or UBTI. Although Redwood Trust does not intend to acquire such residual interests or believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

        If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a “pension-held REIT” at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a “pension-held REIT” is a REIT (i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the ownership limit provisions in Redwood Trust’s Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

        Distributions to certain types of tax-exempt stockholders exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable “set aside” and reserve requirements.

State and Local Taxes

        Redwood Trust and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Redwood Trust and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common stock.

Certain United States Federal Income Tax Considerations Applicable to Foreign Holders

        The following discussion summarizes certain United States Federal tax consequences of the acquisition, ownership and disposition of common stock or preferred stock by an initial purchaser that, for United States federal income tax purposes, is a “Non-United States Holder.” Non-United States Holder is any beneficial holder that is: not a citizen or resident of the United States; not a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; and not an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to particular Non-United States Holder’s acquiring, holding, and disposing of common stock or preferred stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Dividends

        Dividends paid by Redwood Trust out of earnings and profits, as determined for United States federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by Redwood Trust in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the holder’s adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed the earnings and profits of Redwood Trust, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder’s United States Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of the earnings and profits of Redwood Trust. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

        For any year in which Redwood Trust qualifies as a REIT, distributions to a Non-United States Holder that are attributable to gain from the sales or exchanges by Redwood Trust of “United States real property interests” will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. Redwood Trust is required to withhold 35% of any distribution that could be designated by Redwood Trust as a capital gains dividend. This amount may be credited against the Non-United States Holder’s FIRPTA tax liability. It should be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as “United States real property interests.”

Gain on Disposition

        A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a business in the United States by a Non-United States Holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

        Gain recognized by a Non-United States Holder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if Redwood Trust is a “domestically-controlled REIT,” which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of Redwood Trust’s stockholders are believed to be Non-United States Holders, Redwood Trust anticipates that it will qualify as a “domestically-controlled REIT.” Accordingly, a Non-United States Holder should not be subject to United States federal income tax from gains recognized upon disposition of its shares.

Information Reporting and Backup Withholding

        Redwood Trust will report to its U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

PLAN OF DISTRIBUTION

        We may sell securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of our securities directly through the issuance of stockholders rights as a dividend, or through any combination of these methods of sale. Any principal underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also sell our securities from time to time through one or more agents in ordinary brokers’ transactions. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the New York Stock Exchange, as shall be set forth in the applicable prospectus supplement.

        In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any principal underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

        Unless otherwise specified in the related prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any shares of common stock sold pursuant to a prospectus supplement will also be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any future class or series of securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the securities.

        In connection with the offering of securities hereby, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions affected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

        The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose penalty bids under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter, or any selling group member participating in the offering, for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

        Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

        If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

        Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

ERISA INVESTORS

        Because the common stock will qualify as a “publicly offered security,” employee benefit plans and individual retirement accounts may purchase shares of common stock and treat such shares, and not the underlying assets, as plan assets. The status of securities offered hereby other than the common stock will be discussed in the relevant prospectus supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the common stock and other securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plans’ governing instruments and (iii) whether the investment is prudent.

LEGAL MATTERS

        The validity of the securities offered hereby and certain legal matters will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by Chapman and Cutler LLP, San Francisco, California.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

        We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

Redwood Trust, Inc.

One Belvedere Place, Suite 300
Mill Valley, CA 94941
(415) 389-7373

        You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

INCORPORATION BY REFERENCE

        The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

        We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934 (the “Exchange Act”), and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Definitive Proxy Statement on Schedule 14A filed April 2, 2004;

•	Our Annual Report on Form 10-Q for the three months ended March 31, 2004; and

•	The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/ A filed August 4, 1995, under the Exchange Act.

        Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

        Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., One Belvedere Place, Suite 300, Mill Valley, CA 94941, telephone (415) 389-7373.